






SOLLENTUNA





FARO®



2012 Annual Report





About FARO

With over 30,000 installations and 15,000 customers globally, FARO is the world's most trusted source for 3D measurement technology. The Company develops and markets computer-aided measurement and imaging devices and software. Technology from FARO permits high-precision 3D measurement, imaging and comparison of parts and complex structures within production and quality assurance processes. The devices are used for inspecting components and assemblies, rapid prototyping, documenting large volume spaces or structures in 3D, surveying and construction, as well as for investigation and reconstruction of accident sites or crime scenes.

FARO's technology increases productivity by dramatically reducing the amount of on-site measuring time, and the various industry-specific software packages enable users to process and present their results quickly and more effectively. FARO equipment is used by companies around the world in production and quality control. Airbus, Audi, Boeing, BMW, Ford, General Electric, General Motors, Honda, Johnson Controls, Komatsu American International, Lockheed Martin, NASA, Northrup Grumman, Siemens and Volkswagen belong to FARO's extensive customer list.

FARO's technology increases productivity by dramatically reducing the amount of on-site measuring time, and the various industry-specific software packages enable users to process and present their results quickly and more effectively.

Principal products include the world's best-selling portable measurement arm – the FaroArm®; the world's best-selling laser tracker – the FARO Laser Tracker Vantage™; the FARO Laser ScanArm®; the FARO FOCUS^{3D}; the FARO Gage articulated measuring devices; the FARO 3D Imager AMP; and the CAM2® family of advanced CAD-based measurement and reporting software. FARO is ISO-9001 certified and ISO-17025 laboratory registered.

For further information, visit www.faro.com



FARO®

Operating RESULTS

COMPARISON 2010 - 2012

(In millions of dollars, except EPS & Current Ratio)



Financial Highlights for 2012	2010	2011	2012
Sales	$ 191.8	$ 254.2	$ 273.4
Gross Profit	$ 113.4	$ 143.7	$ 149.6
Gross Margin	59.1%	56.5%	54.7%
Operating Income	$ 16.9	$ 32.9	$ 31.6
Operating Margin	8.8%	12.9%	11.5%
Diluted Earnings per Share	$ 0.68	$ 1.39	$ 1.34
Current Ratio	4.6	4.7	5.2

Sales

(in millions)

Year	Sales
12	$273.4
11	$254.2
10	$191.8

Gross Profit

(in millions)

Year	Gross Profit
12	$149.6
11	$143.7
10	$113.4

Diluted EPS

(in dollars)

Year	Diluted EPS
12	$1.34
11	$1.39
10	$0.68

From the desk of
Jay Freeland

Letter to SHAREHOLDERS



*As we **look out** three and five years, we foresee a **dramatically different company**: larger, more global, and with a significantly **broader and deeper technology** portfolio.*

FARO had a good year in 2012 despite the economic challenges we faced around the world. Sales grew by almost 8% and our cash position increased 22%, despite economic challenges we faced in many countries. In 2012, we launched the Company's first private label product through a distribution agreement for the Laser Scanner. We released a new Laser Tracker, completely obsoleting the previous generation. We opened the FARO 3D App Center, which to date already has been visited by more than 20,000 unique IP addresses. We initiated the CAMbrian explosion, which is what we call our process to develop exciting new products by leveraging our core component-level technology. We also strengthened the leadership team in preparation for a more aggressive push to achieve the Company's long-term goals. I am disappointed that we did not achieve the internal financial performance targets we established at the start of the year. However, I believe we made great progress towards building a foundation for great years ahead.

FARO has always been a market leader in three dimensional measurement. Our mission to be the world's most trusted source for 3D measurement and imaging technology has guided us well in that regard. Our potential market, which we estimate to be in excess of $3 billion per year, provides substantial opportunity for future growth. We believe we have best in class technology, a healthy disregard for the status quo, and a great team of employees working to ensure FARO is the best in its industry. We are also looking at ways to expand our mission beyond our existing market, and I look forward to talking about ways we intend to do that in the coming months.

A Continuous Push for Disruption

Historically, we have used a direct sales model to serve our customers. With the launch of the Focus Laser Scanner in 2010, we supplemented the direct sales model by leveraging independent distribution organizations in market verticals where we did not have an historical presence. Our initial success with this led us to our first private label product and distribution agreement with Trimble Navigation. The TX5 was launched at the beginning of the fourth quarter 2012. The product is unique to Trimble, their distributors and their customers,


SCENE
FARO


CAM2
Measure 10
FARO


CAM2
GAGE

and the results to date have been favorable. Our relationship with Trimble provides the opportunity to expand our reach in three market verticals that hold high potential: surveying, civil engineering and construction. We have had great success using our direct sales team to sell the Focus Laser Scanner directly to manufacturers, process power and pipe facilities, measurement service providers, forensic investigators and gaming companies.

The FARO Vantage Laser Tracker, released in the third quarter of 2012, joins a long list of product releases that have purposely obsoleted the previous generation based upon our strategy to continually bring disruptive products to the market. The Vantage is significantly smaller and lighter than the previous generation, has longer measurement range, has better tracking control, and is water-resistant. All of these features improve the ease of use for our customers and initial sales have been very encouraging.

Having implemented the CAMbrian explosion initiative, FARO's pipeline for new product development is extensive, consisting of disruptive replacements for many of our existing products as well as new products. The progress we've made to date is encouraging, though I'd always prefer to see us move faster and as a result, I will be pushing our development speed even harder as we move forward.


FARO
FOCUS3D

We have also been strengthening the organization over the last twelve months. FARO has always prided itself on having outstanding people, the best in our industry. I believe we have outstanding people around the world who are dedicated to the Company's success. However, as we look out three and five years, we foresee a different company: larger, more global, and with a significantly broader and deeper technology portfolio. In preparation for this, we have made several leadership changes at the top levels of the Company. All of these changes should strengthen FARO and position the Company well for the future.

Historically, we have been very successful at acquiring smaller, early stage companies for a reasonable purchase price. Through these acquisitions, we obtained promising and disruptive technologies. Our value-add has been to ensure those technologies were incorporated into groundbreaking products and commercialized. As expected, these companies typically added a small amount of revenue in the early years. Through continued development and market focus, the subsequent products have become substantial contributors to FARO's success. The Laser Tracker and Laser Scanner are great examples of this. We continually look for comparable early stage companies. However, we are also spending more time looking at larger acquisitions. In particular, we are looking for technologies that enhance our optical capacity, automation, and software capability. In all acquisitions, large or small, our three primary selection hurdles remain the same: 1) leverageable, disruptive technology with significant long-term potential; 2) people with the capacity and energy to realize that potential; and 3) a reasonable price.

The opportunities for FARO are significant. The financial and technical strength of the Company will enable us to aggressively pursue new opportunities, ultimately driving the continued success of FARO. As always, many thanks for your support of FARO, and I look forward to a better 2013.

Jay

Jay W. Freeland
President & CEO
March 20, 2013

Quick Guide

FARO

GLOSSARY

Technical Terms

CAD Model
"Computer-Aided Design" that is created with software on a computer that defines the exact shape and dimensions of a part.

CAD-to-Part Inspections
Measuring a part and comparing the actual part to an "ideal" CAD Model using a device like a FaroArm or FARO Laser Tracker.

CAM2®
An acronym for computer-aided measurement, the large underserved market in which the company operates.

CAM2® Measure
"Draw as you measure" inspection software used with FaroArms and FARO Laser Trackers to compare the measured part to its original design, CAD model and/or to log the data for statistical process control.

FaroArm®
A portable six or seven-axis electronic/mechanical device used for inspecting parts between 2 inches and 12 feet in size, usually by touching the part with a hard probe attached to the end of the device. Usually complemented by "draw as you measure" software that can compare parts back to CAD models.

FARO® Gage
A portable six-axis electronic/mechanical device used for inspecting parts up to 2 feet in size, usually by touching the part with a hard probe. The FARO Gage has a simple user interface, specifically aimed at immediate out-of-the-box measurement suitable for small machine shops as well as large factories.

FARO® Laser Scanner
A portable, high-density data collection device used for capturing the "as-built" condition of structures, such as factories or bridges, to allow the user to more efficiently design changes to or replacements for the measured structures. This device can also be used to capture accident, crime or insurance claim scenes and cultural heritage structures for restoration or cataloging.

FARO® Laser Tracker
A portable three-axis laser-based device used for inspecting large parts or assemblies up to 361 feet in size. Set on a tripod, it operates by tracking a bounced laser beam off a movable, reflective target that is placed on the point being measured. Usually complemented by "draw as you measure" software that can compare parts back to CAD models.

FARO Laser ScanArm®
A portable six or seven-axis electronic/mechanical device used for inspecting parts between 2 inches and 12 feet in size, usually by scanning the part with a non-contact Laser Line Probe attached to the end of the device. Usually accompanied by point cloud software that can convert the point data into a CAD model.

Metrology
The study of measurements.

Return on Investment (ROI)
The financial benefits of using a product (i.e., faster time to market, reduced scrap) less the financial cost of the product, divided by the financial cost of the product, multiplied by 100, expressed as a percentage. The time it takes a product to "pay for itself" is reached when ROI becomes a positive number.

Re-Work
The process of trying again when a part or assembly does not fit the first time. In the absence of new data, this is often an expensive trial and error process. FARO's customers often calculate their return on investment from our products by the reduction price of re-work and scrap.

Statistical Process Control (SPC)
Using data gathering equipment like FARO products to periodically check a process for deviation and using the data to fix the process before it degrades beyond an acceptable limit.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______

Commission File Number 0-23081

FARO TECHNOLOGIES, INC.
(Exact name of Registrant as Specified in Its Charter)

Florida	**59-3157093**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*
250 Technology Park, Lake Mary, FL	**32746**
(Address of Principal Executive Offices)	*(Zip Code)*

(Registrant's telephone number, including area code): (407) 333-9911

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.001	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definite proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant on June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $703 million (based on the last sale on such date on the NASDAQ Global Select Market).

As of February 8, 2013, there were outstanding 16,980,544 shares of the Registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for the 2013 Annual Meeting of Shareholders are incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

CAUTIONARY STATEMENTS FOR FORWARD-LOOKING INFORMATION

Some of the statements made in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts or that describe our plans, beliefs, goals, intentions, objectives, projections, expectations, assumptions, strategies, or future events are forward-looking statements. In addition, words such as "may," "will," "believe," "plan," "should," "could," "seek," "expect," "anticipate," "intend," "estimate," "goal," "objective," "project," "forecast," "target" and similar words identify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Consequently, undue reliance should not be placed on these forward-looking statements. The Company does not intend to update any forward-looking statements, whether as a result of new information, future events, or otherwise, unless otherwise required by law. Important factors that could cause actual results to differ materially from those contemplated in such forward-looking statements include, among others, the following:

- economic downturn in the manufacturing industry or the domestic and international economies in the regions of the world where the Company operates;
- the Company's inability to further penetrate its customer base and target markets;
- development by others of new or improved products, processes or technologies that make the Company's products obsolete or less competitive;
- the Company's inability to maintain its technological advantage by developing new products and enhancing its existing products;
- the Company's inability to successfully identify and acquire target companies or achieve expected benefits from acquisitions that are consummated;
- the cyclical nature of the industries of the Company's customers and material adverse changes in its customers access to liquidity and capital;
- the market potential for the computer-aided measurement ("CAM2") market and the potential adoption rate for the Company's products are difficult to quantify and predict;
- the inability to protect the Company's patents and other proprietary rights in the United States and foreign countries;
- fluctuations in the Company's annual and quarterly operating results and the inability to achieve its financial operating targets as a result of a number of factors including, without limitation (i) litigation and regulatory action brought against the Company, (ii) quality issues with its products, (iii) excess or obsolete inventory, (iv) raw material price fluctuations, (v) expansion of the Company's manufacturing capability and other inflationary pressures, (vi) the size and timing of customer orders, (vii) the amount of time that it takes to fulfill orders and ship the Company's products, (viii) the length of the Company's sales cycle to new

customers and the time and expense incurred in further penetrating its existing customer base, (ix) increases in operating expenses required for product development and new product marketing, (x) costs associated with new product introductions, such as product development, marketing, assembly line start-up costs and low introductory period production volumes, (xi) the timing and market acceptance of new products and product enhancements, (xii) customer order deferrals in anticipation of new products and product enhancements, (xiii) the Company's success in expanding its sales and marketing programs, (xiv) start-up costs associated with opening new sales offices outside of the United States, (xv) fluctuations in revenue without proportionate adjustments in fixed costs, (xvi) the efficiencies achieved in managing inventories and fixed assets, (xvii) investments in potential acquisitions or strategic sales, product or other initiatives, (xviii) shrinkage or other inventory losses due to product obsolescence, scrap or material price changes, (xix) adverse changes in the manufacturing industry and general economic conditions, (xx) compliance with government regulations including health, safety, and environmental matters, and (xxi) other factors noted herein;

- changes in gross margins due to changing mix of products sold and the different gross margins on different products, and sales channels;
- the Company's inability to successfully maintain the requirements of Restriction of use of Hazardous Substances ("RoHS") and Waste Electrical and Electronic Equipment ("WEEE") compliance into its products;
- the inability of the Company's products to displace traditional measurement devices and attain broad market acceptance;
- the impact of competitive products and pricing in the CAM2 market and the broader market for measurement and inspection devices;
- the effects of increased competition as a result of recent consolidation in the CAM2 market;
- risks associated with expanding international operations, such as fluctuations in currency exchange rates, difficulties in staffing and managing foreign operations, political and economic instability, compliance with import and export regulations, and the burdens and potential exposure of complying with a wide variety of U.S. and foreign laws and labor practices;
- the loss of the Company's Chief Executive Officer or other key personnel;
- difficulties in recruiting research and development engineers and application engineers;
- the failure to effectively manage the effects of the Company's growth;
- the impact of reductions or projected reductions in government spending, particularly in the defense sector;
- variations in the effective income tax rate and the difficulty in predicting the tax rate on a quarterly and annual basis; and
- the loss of key suppliers and the inability to find sufficient alternative suppliers in a reasonable period or on commercially reasonable terms;

as well as other risks and uncertainties discussed in Part I, Item 1A in this Annual Report on Form 10-K. Moreover, new risks and uncertainties emerge from time to time, and we undertake no obligation to update publicly or review the risks and uncertainties included in this Annual Report on Form 10-K.

ITEM 1. BUSINESS.

The Company designs, develops, manufactures, markets and supports portable, software driven, 3-D measurement and imaging systems used in a broad range of manufacturing, industrial, building construction and forensic applications. The Company's FaroArm®, FARO Laser ScanArm® and FARO Gage articulated measuring devices, the FARO Laser Tracker Vantage™, the FARO Focus3D, the FARO 3D Imager AMP, and their companion CAM2® software, provide for Computer-Aided Design, or CAD, based inspection and/or factory-level statistical process control and high-density surveying. Together, these products integrate the measurement, quality inspection, and reverse engineering functions with CAD software to improve productivity, enhance product quality and decrease rework and scrap in the manufacturing process. The Company uses the acronym "CAM2" for this process, which stands for computer-aided measurement. As of December 2012, the Company's products have been purchased by approximately 15,000 customers worldwide, ranging from small machine shops to such large manufacturing and industrial companies as Audi, Bell Helicopter, Boeing, Bombadier, British Aerospace, Caterpillar, Daimler AG, Ford, General Electric, General Motors, Honda, Johnson Controls, Komatsu America International, Lockheed Martin, NASA, Nissan, Northrup Grumman, Siemens and Volkswagen, among many others.

The Company was founded in 1982 and re-incorporated in Florida in 1992. The Company's worldwide headquarters are located at 250 Technology Park, Lake Mary, Florida 32746, and its telephone number is (407) 333-9911.

Industry Background

The Company believes four principal forces drive the need for its products and services: 1) the widespread use by manufacturers of CAD in product development, which shortens product cycles; 2) the adoption by manufacturers of quality standards such as Six Sigma and ISO-9001 (and its offshoot QS-9000), which stress the measurement of every step in a manufacturing process to reduce or eliminate defects, 3) the inability of traditional measurement devices to address many manufacturing problems such as throughput, efficiency, and accuracy, especially with respect to large components for products such as automobiles, aircraft, heavy duty construction equipment and factory retrofits, and 4) the growing demand to capture large volumes of three-dimensional data for modeling and analysis.

CAD improves the manufacturing process. The creation of physical products involves the processes of design, engineering, production and measurement and quality inspection. These basic processes have been profoundly affected by the computer hardware and software revolution that began in the 1980s. CAD software was developed to automate the design process, providing manufacturers with computerized 3-D design capability and shortening the time between design changes. Today, most manufacturers use some form of CAD software to create designs and engineering specifications for new products and to quantify and modify designs and specifications for existing products. While manufacturers previously designed their products to remain in production for longer periods of time, current manufacturing practices must accommodate more frequent product introductions and modifications, while satisfying more stringent quality and safety standards. Assembly fixtures and measurement tools must be linked to the CAD design to enable production to keep up with the rate of design change.

Quality standards dictate measurement to reduce defects. QS-9000 is the name given to the Quality System Requirements of the automotive industry developed by Chrysler, Ford, General Motors and major truck manufacturers. Companies registered under QS-9000 are considered to have higher standards and better quality products. Six Sigma is a set of quality standards that embodies the principles of total quality management focused on measuring results and reducing product or service failure rates to 3.4 per million. All aspects of a Six Sigma company's infrastructure must be analyzed, and if necessary, restructured to increase revenues and raise customer satisfaction levels. The all-encompassing nature of these and other quality standards has resulted in manufacturers measuring every aspect of their process, including stages of product assembly that may never have been measured before, in part because of the lack of suitable measurement equipment.

Traditional products do not measure up. A significant aspect of the manufacturing process entails measurement and quality inspection. Historically, manufacturers have measured and inspected products using hand-measurement tools such as scales, calipers, micrometers and plumb lines for simple measuring tasks, test (or check) fixtures for certain large manufactured products, and traditional (or fixed) coordinate measurement machines, or CMM, for objects that require higher precision measurement. However, the broader utility of each of these measurement methods is limited.

Although hand-measurement tools are often appropriate for simple geometric measurements, including hole diameters or length and width of a rectangular component, their use for complex part measurements, such as the fender of a car, is limited. Also, these devices do not allow for the measurements to be directly compared electronically to the CAD model of the part. Test fixtures (customized fixed tools used to make comparative measurements of complex production parts to "master parts") are relatively expensive and must be reworked or discarded each time a dimensional change is made in the part being measured. In addition, these manual measuring devices do not permit the manufacturer to electronically compare the dimensions of an object with its CAD model.

Conventional CMMs are generally large, fixed-base machines that provide very high levels of precision and provide a link to the CAD model of the object being measured. However, fixed-base CMMs require that the object being measured be brought to the CMM and fit within the CMMs measurement grid. As manufactured subassemblies increase in size and become integrated into even larger assemblies, they become less transportable, thus diminishing the utility of a conventional CMM. Consequently, manufacturers must continue to use hand-measuring tools, or expensive customized test fixtures, to measure large or unconventionally shaped objects. In addition, some parts or assemblies are not easily accessible and cannot be measured using traditional devices.

The market demands three-dimensional data. Various factors have, in the past and continue to contribute to, increased market demand for FARO products and services. Conventional surveying equipment is limited to single-point measurements and does not have the capacity to capture and analyze large volumes of three-dimensional data. As data requirements for construction, civil engineering and forensic inspection projects become more complex, single-point measurement devices will become increasingly more difficult to utilize in those applications.

Escalating global competition has created a demand for higher quality products with shorter life cycles. Customers require more rapid design, greater control of the manufacturing process, tools to compare components to their CAD specifications, the ability to precisely measure components that cannot be measured or inspected by conventional devices, and the ability to capture and analyze large volumes of three-dimensional data. Moreover, they increasingly require measurement capabilities to be integrated into manufacturing processes and to be available on the factory floor. These changing demands have driven the demand for FARO's products and services.

FARO Products

The FaroArm. The FaroArm is a combination of a portable, six or seven-axis, articulated measurement arm, a computer, and CAM2 software programs, which are described below under "CAM2 Software".

- ***Articulated Arm*** – The articulated arm is comprised of three major joints, each of which may consist of one, two or three axes of motion. The articulated arm is available in a variety of sizes, configurations and precision levels suitable for a broad range of applications. To take a measurement, the operator simply touches the object to be measured with a probe at the end of the arm and presses a button. Data can be captured at either individual points or a series of points. Optical encoders located at each of the joints of the arm measure the angles at those joints, and this rotational measurement data is transmitted to an on-board controller that converts the arm angles to precise locations in 3-D space using "xyz" position coordinates and "ijk" orientation coordinates.

- ***Computer*** – The Company pre-installs its CAM2 software on either a notebook or desktop style computer, depending on the customer's need, and the measurement arm, computer and installed software are sold as a system. The Company purchases the computers sold with its products from various suppliers.

The FARO Laser ScanArm. The FARO Laser ScanArm is a FaroArm equipped with a combination of a hard probe (like that in the FaroArm) and a non-contact line laser probe. This product provides the Company's customers the ability to measure products without touching them and offers a seven-axis contact/non-contact measurement device with a fully integrated laser scanner. The ScanArm is used for non-contact measurement applications, including inspection, cloud-to-CAD comparison, rapid prototyping, reverse engineering and 3-D modeling.

The FARO Gage. Sold as a combination of an articulated arm device with a computer and software, the FARO Gage is a smaller, higher-accuracy version of the FaroArm. The FARO Gage is also distinguished from the FaroArm by the special mounting features and software unique to the FARO Gage. The FARO Gage is targeted at machine tools and bench tops around machine tools, where basic measurements of smaller machined parts must be measured. As such, the CAM2 FARO Gage software developed for this device, described below, features basic 2-D and 3-D measurements common to these applications.

The FARO Laser Tracker Vantage. The FARO Laser Tracker Vantage combines a portable, large-volume laser measurement tool, a computer, and CAM2 software programs.

- ***Laser Tracker*** – The FARO Laser Tracker Vantage utilizes an ultra-precise laser beam to measure objects of up to 260 feet. It enables manufacturing, engineering, and quality control professionals to measure and inspect large parts, machine tools and other large objects on-site and in-process. With its greater angular resolution, repeatability, and accuracy, the FARO Laser Tracker Vantage advances already-proven tracker technology. Among its many enhanced features is TruADM™, which improves upon existing Absolute Distance Measurement technology by providing the time-saving ability to reacquire the laser beam without the need to return to a known reference point or the need to hold the target stationary.

- ***Computer*** – The FARO Laser Tracker Vantage includes a notebook or desktop style computer, depending on the customer's requirements, that includes the pre-installed CAM2 Software.

The FARO Focus^{3D}. The FARO Focus^{3D} utilizes laser technology to measure and collect a cloud of data points, allowing for the detailed and precise three-dimensional rendering of an object or an area as large as a factory. This technology is currently used for factory planning, facility life-cycle management, quality control, forensic analysis and capturing large volumes of three-dimensional data. The FARO Focus^{3D} simplifies modeling, reduces project time and maintains or increases the accuracy of the image. The resulting data is used with major CAD systems or FARO's own proprietary CAM2 software.

The FARO 3D Imager AMP. The FARO 3D Imager AMP is a high-performance non-contact 3-D Imager, capable of collecting millions of points to generate infinitely-focused fringe patterns. The FARO 3D Imager AMP creates a highly-accurate point cloud of objects in the AMP's field of view. This technology is used in quality control to improve product quality and reduce scrap, as well as for reverse engineering and rapid manufacturing.

FARO Software. The Company provides a family of proprietary CAD-based measurement and laser scanner software used with the Company's measurement and scanning devices.

- **CAM2 Measure 10** allows customers to complete measurement jobs quickly and gives customers the freedom to measure as required by the application. State-of-the-art functionalities improve every process where measuring is needed.
- **FARO CAM2 Gage Software** is the Company's CAM2 solution for measuring geometry and building dimensions. The software allows customers to quickly measure geometric features and report dimensions for control.
- **FARO SCENE** software combines ease-of-use, networking, and an enhanced 3D experience to deliver a complete scan processing solution. With SCENE, customers can display, analyze, administer and edit 3D measurements in point clouds.

To support its product lines, the Company also offers extended warranties and comprehensive support, training and technology consulting services to its customers.

Customers

As of December 2012, the Company's products have been purchased by approximately 15,000 customers worldwide, ranging from small machine shops to such large manufacturing and industrial companies as Audi, Bell Helicopter, Boeing, Bombadier, British Aerospace, Caterpillar, Daimler AG, Ford, General Electric, General Motors, Honda, Johnson Controls, Komatsu America International, Lockheed Martin, NASA, Nissan, Northrup Grumman, Siemens and Volkswagen, among many others, as well as universities and law enforcement agencies. The Company's ten largest customers by revenue represented an aggregate of approximately 3.7% of the Company's total revenues in 2012. No customer represented more than 1.0% of the Company's revenues in 2012.

Sales and Marketing

The Company conducts its sales and marketing efforts on a decentralized basis in three main regions around the world: Americas, Europe/Africa and Asia/Pacific. The regional headquarters for the Americas is located in the Company's headquarters in Lake Mary, Florida; the Europe/Africa regional headquarters is located in Stuttgart, Germany; and the regional headquarters for the Asia/Pacific region is located in Singapore. At December 31, 2012, the Company employed 108, 123, and 134 sales and marketing specialists in the Americas, Europe/Africa, and Asia/Pacific regions, respectively. The Company sells most of its products through direct sales representation in the United States, Canada, Mexico, Brazil, Germany, the United Kingdom, France, Spain, Italy, Poland, Turkey, the Netherlands, India, China, Singapore, Malaysia, Vietnam, Thailand, and Japan. The Company also sells its products through distributors, particularly its FARO Focus Laser Scanner, however, this channel has historically represented a small percentage of total sales. Note 17 to the Company's "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K includes financial information about the Company's foreign and domestic operations and export sales.

The Company's sales and marketing efforts use a process of integrated lead qualification and sales demonstration. Once a customer opportunity is identified, the Company employs a team-based sales approach involving inside and outside sales personnel who are supported by application engineers. Each team has the ability to sell multiple product lines. The Company employs a variety of marketing techniques to promote brand awareness and customer identification.

Research and Development

The Company believes that its future success depends, in part, on its ability to maintain technological leadership, which will require ongoing enhancements of its products and the development of new applications and products that provide 3-D measurement solutions. The field of 3-D measurement continues to expand and new technologies and applications will be essential to competing in this market. Accordingly, the Company intends to continue to make substantial investments in the development of new technologies, the commercialization of new products that build on the Company's existing technological base and the enhancement and development of additional applications for its products.

The Company's research and development efforts are directed primarily at enhancing the functional adaptability of its current products and developing new and innovative products that respond to specific requirements of the emerging market for 3-D measurement systems. The Company's engineering development efforts will continue to focus on enhancing the mechanical hardware, electronics, and software in its existing products and developing new products for the CAM2 market. Research and development activities, especially with respect to new products and technologies, are subject to significant risks, and there can be no assurance that any of the Company's research and development activities will be completed successfully or on schedule, or, if completed, will be commercially accepted.

At December 31, 2012, the Company employed 104 scientists and technicians in its research and development efforts. Research and development expenses were approximately $17.6 million in 2012, compared to $15.2 million in 2011 and $12.7 million in 2010.

Intellectual Property

The Company holds or has pending 257 patents in the United States and related patents worldwide, which generally expire on a rolling basis between 2013 and 2031. The Company also has 21 registered or pending trademarks in the United States and worldwide, which generally expire on a rolling basis between 2013 and 2031.

The Company relies on a combination of contractual provisions and trade secret laws to protect its proprietary information. However, there can be no assurance that the steps taken by the Company to protect its trade secrets and proprietary information will be sufficient to prevent misappropriation of its proprietary information or preclude third-party development of similar intellectual property.

Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. The Company intends to vigorously defend its proprietary rights against infringement by third parties. However, policing unauthorized use of the Company's products is difficult, particularly in foreign countries, and the Company may be unable to determine the extent to which piracy of its software products exists. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. The Company's success and its ability to maintain its competitive position depends, in large part, on its ability to protect its intellectual property.

The Company does not believe that any of its products infringe on the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements, which could have a material adverse effect upon the Company's business, operating results and financial condition. In addition, such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all.

Manufacturing and Assembly

The Company manufactures its FaroArm, FARO Gage, FARO 3D Imager AMP and FARO Laser Tracker Vantage products in the Company's manufacturing facilities located in Florida and Pennsylvania for customer orders from the Americas, in its manufacturing facility located in Switzerland for customer orders from the Europe/Africa region, and in its manufacturing facility located in Singapore for customer orders from the Asia/Pacific region. The Company manufactures its FARO Focus^{3D} product in its facility located in Stuttgart, Germany. The Company expects all its existing plants to have the production capacity necessary to support its volume requirements through 2013.

Manufacturing consists primarily of assembling and integrating components and subassemblies purchased from suppliers into finished products. The primary components, which include machined parts and electronic circuit boards, are produced by subcontractors according to the Company's specifications. All products are assembled, calibrated and tested for accuracy and functionality before shipment. The Company performs limited in-house circuit board assembly and component part machining. Typically, the Company enters into purchase commitments for manufacturing components to cover production requirements for 60 to 90 days.

The Company's manufacturing, engineering, and design headquarters have been registered to the ISO-9001 standard since July 1998. Semi-annual surveillance audits have documented continuous improvement to this multinational standard. Currently, the Company's manufacturing sites in Lake Mary, Florida; Kennett Square, Pennsylvania; Stuttgart, Germany; Schaffhausen, Switzerland; and Singapore are jointly registered to ISO-9001 and ISO17025. In addition, the Company's service sites in the United States, Germany, India, Japan, China, Singapore and Brazil have joint certification and accreditation to ISO17025. The Company continues to examine its scope of registration as its business evolves and has chosen English as the standard business language for its operations.

The Company's efforts to register its manufacturing, engineering and design headquarters to the ISO-9001 standard in concert with the ISO9001:2008 Quality Management System Certification is expected to increase the quality of the Company's processes, products and services worldwide. Additionally, the Company takes a global approach to ISO17025:2005 regarding the recognition of the Competence of Calibration and Testing Laboratories, seeking to have all locations registered with similar scopes of accreditation and capabilities for the products generated and serviced.

Competition

The Company's portable measurement systems compete in the broad and highly competitive market for measurement devices for manufacturing and industrial applications, which, in addition to portable articulated arms, laser tracker, 3-D imaging and laser scanner products, consist of fixed-base CMMs, templates and go/no-go gages, check fixtures, handheld measurement tools, and various categories of surveying equipment. In the FARO Gage product line, the Company competes with a number of manufacturers of handheld measurement tools and fixed-base CMMs, including some large, well-established companies. In the FaroArm, FARO Laser ScanArm, FARO Laser Tracker Vantage, FARO Focus^{3D} and FARO 3D Imager AMP product lines, the Company competes primarily with Hexagon Metrology, a division of Hexagon, and with Steinbichler Optotechink GmbH and GOM Gmbh in the 3D Imager product lines. The Company also competes in these product lines with a number of other smaller competitors. The Company competes on the basis of technical innovation, product performance, quality and price with respect to all of its products.

The Company will be required to make continued investments in technology and product development to maintain and extend the technological advantage that it believes it currently has over its competition. Some of the Company's competitors, including some manufacturers of fixed-base CMMs and Hexagon, possess substantially greater financial, technical, and marketing resources than the Company possesses. Moreover, the Company cannot be certain that its technology or its product development efforts will allow the Company to successfully compete as the industry evolves. As the market for the Company's portable measurement systems expands, additional competition may emerge and the Company's existing and future competitors may commit more resources to the markets in which the Company participates.

Government Regulation

The Company's operations are subject to numerous governmental laws and regulations, including those governing antitrust and competition, the environment, import and export of products, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and suppliers. The Company's foreign operations are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and similar foreign anti-corruption laws, which makes illegal any payments to government officials or government employees that are intended to induce their influence to assist the Company or to gain any improper advantage for the Company. The Company operates in certain regions that are more highly prone to risk under these anti-corruption laws.

Manufacturers of electrical goods are subject to the European Union's RoHS and WEEE directives, which took effect during 2006. RoHS prohibits the use of lead, mercury and certain other specified substances in electronics products, and WEEE makes producers of electrical goods financially responsible for specified collection, recycling, treatment, and disposal of covered electronic products and components. Parallel initiatives are being proposed in other jurisdictions, including several states in the United States and China.

The Company currently holds WEEE registration and is in compliance with the directives of the European Union. The Company's products are currently exempt from the RoHS directive, although the Company expects to have all products in compliance in 2013. However, if the Company is unable to do so, and the RoHS exemption is removed, it would be unable to sell its products in European Union countries and China, as well as several possible states in the United States, which would have a material adverse effect on its sales and results of operations.

Backlog and Seasonality

At December 31, 2012, the Company had orders representing approximately $18.0 million in sales outstanding. The majority of these specific orders were shipped by February 13, 2013, and, as of February 13, 2013, the Company had orders representing approximately $20.3 million in sales outstanding. The Company believes that substantially all of the outstanding sales orders as of February 13, 2013 will be shipped during 2013. At December 31, 2011 and 2010, the Company had orders representing approximately $20.4 million and $23.0 million in sales outstanding, respectively.

The Company typically experiences greater order volume during the fourth quarter as customers spend the remaining balances of their capital expenditures budgets.

Employees

At December 31, 2012, the Company had 961 full-time employees, consisting of 365 sales and marketing professionals, 165 production staff, 117 research and development staff, 111 administrative staff, and 203 customer service/application engineering specialists. The Company is not a party to any collective bargaining agreements and believes its employee relations are satisfactory. Management believes that its future growth and success will depend in part on its ability to retain and continue to attract highly skilled personnel. The Company anticipates that it will be able to obtain the additional personnel required to satisfy its staffing requirements over the foreseeable future.

Geographic Information

The Company has three reportable segments based upon geographic regions: Americas, Europe/ Africa and Asia Pacific. The Company develops, manufactures, markets, supports and sells CAD-based quality assurance products integrated with CAD-based inspection and statistical process control software in each of these regions. These activities represent approximately 99% of consolidated sales. The Company evaluates performance and allocates resources based upon profitable growth and assets deployed. Information regarding the Company's net sales, operating income, and long-lived assets by geographic region is set forth in Note 17 to the Consolidated Financial Statements under Part II, Item 8 to this Annual Report on Form 10-K.

Available Information

The Company makes available, free of charge on its Internet website at http://www.faro.com, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission, or the SEC. You can find these reports on the Company's website at www.faro.com under the heading "Investor". The information on the Company's website is not a part of this Annual Report on Form 10-K.

These reports may also be obtained at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at (800) SEC-0330. You may also access this information at the SEC's website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS.

The statements under this heading describe the most significant risks to the Company's business identified by management and should be considered carefully in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report on Form 10-K.

Any of the following risks and uncertainties could materially and adversely affect our business, results of operations, liquidity, and financial condition. However, predicting or identifying all such risks and uncertainties is not possible. As a result, the following factors should not be considered to be a complete discussion of the Company's risks and uncertainties.

Competitors may develop products that make the Company's products obsolete or less competitive.

The CAM2 market is characterized by rapid technological change. Competitors may develop new or improved products, processes or technologies that may make the Company's products obsolete or less competitive.

As a result, the Company's success depends, in part, on its ability to maintain its technological advantage by developing new products and applications and enhancing its existing products, which can be complex and time-consuming and require substantial investment by the Company. Significant delays in new product releases or difficulties in developing new products could adversely affect the Company's business, revenues and results of operations. The Company can provide no assurance that it will be able to adapt to evolving markets and technologies or maintain its technological advantage.

The Company's financial performance is dependent on the conditions of the automotive, aerospace, and heavy equipment industries, which have recently experienced and may again experience significant disruptions in the current economic environment.

A significant portion of the Company's sales are to manufacturers in the automotive, aerospace, and heavy equipment industries. The Company is dependent upon the continued viability and financial stability of its customers in these industries, which are highly cyclical and dependent upon the general health of the economy and consumer spending.

Reductions in defense spending could adversely affect the Company's business.

Certain of the Company's customers operate in the defense sector and depend significantly on U.S. government spending. In August 2011, Congress enacted the Budget Control Act of 2011 which imposes spending caps and certain reductions in defense spending over the next ten years. Absent additional Congressional action, further budget cuts, referred to as sequestration, will be implemented in March 2013. Even if sequestration does not occur, ongoing budgetary discussions in the federal government may result in other cuts to defense spending. Reductions in defense spending that impact the aerospace and defense industries could have an adverse affect on the Company's results of operations.

Customers' buying process for the Company's products is highly decentralized and typically requires significant time and expense for the Company to further penetrate the potential market of a specific customer, which may delay its ability to generate additional revenue.

The Company's success depends, in part, on its ability to further penetrate its customer base. During 2012, approximately 58% of the Company's revenue was attributable to sales to its existing customers. If the Company is not able to continue to further penetrate its existing customer base, its sales growth may decline. However, most of the Company's customers have a decentralized buying process for measurement devices, and the Company must spend significant time and resources to increase revenues from a specific customer. For example, the Company may provide products to only one of its customer's manufacturing facilities or for a specific product line within a manufacturing facility. The Company cannot offer any assurance that it will be able to maintain or increase the amount of sales to its existing customers, which could adversely affect its financial condition and target financial results.

The Company's ability to protect its patents and proprietary rights in the United States and foreign countries could adversely affect its revenues.

The Company's success depends, in large part, on its ability to obtain and maintain patents and other proprietary right protection for its processes and products in the United States and other countries. The Company also relies upon trade secrets, technical know-how and continuing inventions to maintain its competitive position. The Company seeks to protect its technology and trade secrets, in part, by confidentiality agreements with its employees and contractors. However, the Company's employees may breach these agreements or the Company's trade secrets may otherwise become known or be independently discovered by inventors. If the Company is unable to obtain or maintain protection of its patents, trade secrets and other proprietary rights, it may not be able to prevent third parties from using its proprietary rights, which could have a material adverse effect on the Company's results of operations.

The Company's patent protection involves complex legal and technical questions. Its patents may be challenged, narrowed, invalidated or circumvented. Further, the Company may be able to protect its proprietary rights from infringement by third parties only to the extent that its proprietary processes and products are covered by valid and enforceable patents or are effectively maintained as trade secrets. Furthermore, others may independently develop similar or alternative technologies or design around the Company's patented technologies. Litigation or other proceedings to defend or enforce its intellectual property rights could require the Company to spend significant time and money, which could have an adverse impact on the Company's financial condition.

Claims from others that the Company infringes their intellectual property rights may adversely affect its business and financial condition.

From time to time, the Company receives notices from others claiming it infringes their intellectual property rights. Responding to these claims may require the Company to enter into royalty or licensing agreements on unfavorable terms, require it to stop selling or to redesign affected products, or require it to pay damages. In addition, from time to time, the Company is involved in intellectual property lawsuits. The Company could in the future incur judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on the Company's financial condition. Any litigation or interference proceedings, regardless of their outcome, may be costly and may require significant time and attention of the Company's management and technical personnel.

Product failures or product availability and performance issues could result in increased warranty costs, delays in new product introductions and enhancements and adversely affect the Company's business.

The Company regularly introduces new products and enhances existing products. Product failures in new or existing products of the Company could result in increased warranty costs and delays in new product introductions, which could lead to a loss of sales and customers and have an adverse effect on the Company's business and financial condition.

The Company may not be able to achieve financial results within its target goals, and its operating results may fluctuate due to a number of factors, many of which are beyond its control.

The Company's ability to achieve financial results that are within its goals is subject to a number of factors beyond its control. Moreover, the Company's annual and quarterly operating results have varied significantly in the past and likely will vary significantly in the future. Factors that cause the Company's financial results to fluctuate include, but are not limited to, the following:

- adverse changes in the manufacturing industry and general economic conditions,
- the effectiveness of sales promotions and sales of demonstration equipment;
- geographic expansion in the Asia/Pacific region and other regions;
- training and ramp-up time for new sales people;
- investments in potential acquisitions or strategic sales, product or other initiatives;
- investments in technologies and new products and product enhancements, including costs associated with new product introductions and the timing and market acceptance of new products and product enhancements;
- quality issues with the Company's products;
- shrinkage or other inventory losses due to product obsolescence, scrap or material price changes;
- expansion of the Company's manufacturing capability and other inflationary pressures;
- the size and timing of customer orders, many of which are received towards the end of the quarter;
- the amount of time that it takes to fulfill orders and ship the Company's products;

- the length of the Company's sales cycle to new customers;
- customer order deferrals in anticipation of new products and product enhancements;
- start-up costs and ramp-up time associated with opening new sales offices outside of the United States;
- variations in the effective income tax rate and the difficulty in predicting the tax rate on a quarterly and annual basis; and
- litigation and regulatory action brought against the Company.

Any one or a combination of these factors could adversely affect the Company's annual and quarterly operating results in the future and could cause it to fail to achieve its target financial results.

The Company's growth depends on the ability of the Company's products to attain broad market acceptance.

The market for traditional fixed-base CMMs, check fixtures, handheld measurement tools, and surveying equipment is mature. Part of the Company's strategy is to continue to displace these traditional measurement devices. Displacing traditional measurement devices and achieving broad market acceptance of the Company's products requires significant effort to convince manufacturers to reevaluate their historical measurement procedures and methodologies.

The CAM2 market is emerging and the potential size and growth rate of this market is uncertain and difficult to quantify. If the CAM2 market does not continue to expand or does not expand as quickly as the Company anticipates, it may not be able to grow its sales, which may affect its financial results.

The Company markets six closely interdependent products (FaroArm, FARO Laser ScanArm, FARO Focus^{3D}, FARO Laser Tracker Vantage, FARO Gage and FARO 3D Imager AMP) and related software for use in measurement, inspection, and high density surveying applications. Substantially all of the Company's revenues are currently derived from sales of these products and software, and it plans to continue its business strategy of focusing on the portable software-driven, 3-D measurement and inspection market. Consequently, the Company's financial performance will depend in large part on portable, computer-based measurement, inspection, and high density surveying products achieving broad market acceptance. If its products cannot attain broad market acceptance, the Company will not grow as anticipated and may be required to make increased expenditures on research and development for new applications or new products.

The Company competes with manufacturers of portable measurement systems and traditional measurement devices, many of which have more resources than the Company and may develop new products and technologies.

The broad market for measurement devices is highly competitive. In the FARO Gage product line, the Company competes with manufacturers of handheld measurement tools and fixed-base CMMs, including some large, well-established companies. In the FaroArm, FARO Laser ScanArm, FARO Laser Tracker Vantage, FARO Focus^{3D} and FARO 3D Imager AMP product lines, the Company competes primarily with Hexagon Metrology, a division of Hexagon, and with Steinbichler

Optotechink GmbH and GOM mbh in the 3D Imager product lines. The Company also competes in these product lines with a number of other smaller competitors. The Company competes on the basis of technical innovation, product performance, quality, and price with respect to all of its products.

The Company will be required to make continued investments in technology and product development to maintain the technological advantage that it believes it currently has over its competition. Some of its competitors, including some manufacturers of fixed based CMMs and Hexagon, possess substantially greater financial, technical, and marketing resources than it possesses. Moreover, the Company cannot be certain that its technology or its product development efforts will allow it to successfully compete as the industry evolves. As the market for its portable measurement systems expands, additional competition may emerge and the Company's existing and future competitors may commit more resources to the markets in which the Company participates. The Company's results of operations could be adversely affected by pricing strategies pursued by competitors or technological or product developments by competitors.

The Company derives a substantial part of its revenues from its international operations, which are subject to greater volatility and often require more management time and expense to achieve profitability than its domestic operations.

The Company derives more than half of its revenues from international operations. The Company's international operations are subject to various risks, including:

- difficulties in staffing and managing foreign operations;
- political and economic instability;
- unexpected changes in regulatory requirements and laws;
- longer customer payment cycles and difficulty collecting accounts receivable;
- compliance with export and import regulations and trade restrictions;
- governmental restrictions on the transfer of funds to the Company from its operations outside the United States; and
- burdens of complying with a wide variety of foreign laws and labor practices.

Several of the countries where the Company operates have emerging or developing economies, which may be subject to greater currency volatility, negative growth, high inflation, limited availability of foreign exchange and other risks. These factors may harm the Company's results of operations and any measures that it may implement to reduce the effect of volatile currencies and other risks of its international operations may not be effective.

Because a significant portion of the Company's revenues and expenses are denominated in foreign currencies, the Company faces significant exposure to foreign exchange rate risk.

Approximately 60% of the Company's sales are denominated in currencies other than the U.S. dollar. As a result, the Company's results of operations are affected by fluctuations in exchange rates, which can cause significant fluctuations in the Company's quarterly and annual results of operations. Fluctuations in exchange rates between the U.S. dollar and such foreign currencies may have a material adverse effect on the business, results of operations and financial condition, and could specifically result in foreign exchange gains and losses. To the extent that the percentage of its non-U.S. dollar revenues derived from international sales increases in the future, the Company's exposure to risks associated with fluctuations in foreign exchange rates will increase.

Any failure to comply with the Foreign Corrupt Practices Act or anti-corruption laws could subject the Company to fines and penalties.

The Company has resolved its previously pending monitorship imposed pursuant to its settlement with the SEC and the Department of Justice, or DOJ, concerning certain payments made by the Company's China subsidiary that may have violated the Foreign Corrupt Practices Act, or the FCPA, and other applicable laws. The Company is, of course, still subject to such laws and has adopted and maintains a compliance plan designed to ensure compliance with these laws; however, in light of the Company's prior conduct, any future failure to comply with any such continuing obligations could result in the SEC and the DOJ aggressively seeking to impose penalties against the Company in the future. In addition, many countries in which the Company operates have increased regulation regarding anti-corruption practices generally. Compliance with such regulations could be costly and could adversely impact the Company's results of operations or delay entry into new markets.

The Company may not be able to identify or consummate acquisitions or achieve expected benefits from acquisitions, which could harm its growth.

The Company's growth strategy partly depends on its ability to obtain additional technologies, complementary product lines and sales channels through selective acquisitions and strategic investments. The Company may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions, if necessary, on satisfactory terms or otherwise complete acquisitions in the future. In the past, the Company has used its stock as consideration for acquisitions. The Company's common stock may not remain at a price at which it can be used as consideration for acquisitions without diluting the Company's existing shareholders, and potential acquisition candidates may not view the Company's stock attractively.

In addition, realization of the benefits of acquisitions often requires integration of some or all of the sales and marketing, distribution, manufacturing, engineering, finance and administrative organizations of the acquired companies. The integration of acquisitions demands substantial attention from senior management and the management of the acquired companies. Any acquisition may be subject to a variety of risks and uncertainties including:

- the inability to assimilate effectively the operations, products, technologies and personnel of the acquired companies (some of which may be located in diverse geographic regions);

- the inability to maintain uniform standards, controls, procedures and policies;

- the need or obligation to divest portions of the acquired companies; and

- the potential impairment of relationships with customers.

The Company cannot offer any assurance that it will be able to identify or complete suitable acquisitions, integrate successfully any acquisitions, that any acquired companies will operate profitably, or that it will realize the expected benefits from any acquisition.

The Company may face difficulties managing the effects of its growth.

If its business grows rapidly in the future, the Company expects it to result in:

- increased complexity;
- increased responsibility for existing and new management personnel; and
- incremental strain on its operations and financial and management systems.

If the Company is not able to manage the effects of its future growth, its business, financial condition and operating results may be harmed.

The Company's dependence on suppliers for materials could impair its ability to manufacture its products.

Outside vendors provide key components used by the Company in the manufacture of its products. Any supply interruption in a limited source component would harm its ability to manufacture its products until a new source of supply is identified. In addition, an uncorrected defect or supplier's variation in a component, either known or unknown to the Company, or incompatibility with its manufacturing processes could harm its ability to manufacture its products. The Company may not be able to find a sufficient alternative supplier in a reasonable period, or on commercially reasonable terms, if at all. If the Company fails to obtain a supplier for the manufacture of components of its potential products, it may experience delays or interruptions in its operations, which would adversely affect its business, results of operations and financial condition.

The disclosure requirements under the new "conflict minerals" provisions of the Dodd-Frank Act could increase the Company's costs and limit the supply of certain metals used in its products and affect its reputation with customers and shareholders.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, or the Dodd-Frank Act, the SEC adopted new disclosure requirements for public companies using certain minerals and metals in their products. These minerals and metals are generally referred to as "conflict minerals" regardless of their country of origin. Under these rules, the Company is required to perform due diligence and disclose its efforts to prevent the sourcing of such conflict minerals from the Democratic Republic of Congo or adjoining countries. Conflict minerals are commonly used in the manufacture of electronics and may be incorporated in the Company's products. As a result of these new regulations, the Company expects to incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the conflict minerals used in the Company's products. These new requirements could also adversely affect the sourcing, availability and pricing of such minerals, and the pool of suppliers who provide "conflict free" metals may be limited. As a result, the Company or its suppliers may not be able to obtain materials necessary for production of the Company's products in sufficient quantities or at competitive prices. In addition, since the Company's supply chain is complex, it may not be able to sufficiently verify the origins of all metals used in its products and confirm that they are "conflict free," which may adversely affect the Company's reputation.

The Company's failure to attract and retain qualified personnel could lead to a loss of sales or decreased profitability or growth.

The Company may not be able to attract and retain sufficient qualified personnel to support its growth. In addition, the loss of the Company's Chief Executive Officer, or other key personnel, could adversely affect its sales, profitability, or growth. Moreover, the Company continues to rely in part on equity awards to attract and retain qualified personnel, which may result in an increase in compensation expense.

The Company is subject to risks of natural disasters.

The occurrence of one or more natural disasters, such as tornadoes, hurricanes, earthquakes, floods and other forms of severe weather in any region where the Company has a facility could result in physical damage to, and complete or partial closure of, one or more of the Company's manufacturing facilities, which could adversely affect the Company's business, operations and financial performance. Interruptions in the Company's manufacturing operations or damage to its manufacturing facilities could reduce the Company's revenues and increase its costs, and the extent of losses from natural disasters and severe weather will be a function of both the severity of the event and the total amount of insured exposure. Although the Company maintains insurance coverage, it can offer no assurance that its insurance coverage will be adequate to cover any losses or that it will be able to maintain insurance at a reasonable cost in the future. If losses from business interruption or property damage exceed the amounts for which the Company is insured, the Company's business, results of operations and financial condition could be adversely affected.

The Company may experience volatility in its stock price.

The price of the Company's common stock has been, and may continue to be, highly volatile in response to various factors, many of which are beyond its control, including:

- fluctuations in demand for, and sales of, the Company's products or prolonged downturns in the industries that the Company serves;
- actual or anticipated variations in quarterly or annual operating results;
- general economic uncertainties;
- speculation in the press or investment community; and
- announcements of technological innovations or new products by the Company or its competitors.

The market price of the Company's common stock may also be affected by its inability to meet analyst and investor expectations and failure to achieve projected financial results. Any failure to meet such expectations or projected financial results, even if minor, could cause the market price of the Company's common stock to decline significantly. Volatility in its stock price may result in the inability of the Company's shareholders to sell their shares at or above the price at which they purchased them.

In addition, stock markets have generally experienced a high level of price and volume volatility, and the market prices of equity securities of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's common stock. In the past, securities class action lawsuits frequently have been instituted against such companies following periods of volatility in the market price of such companies' securities. If any such litigation is instigated against the Company, it could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on its results of operations and financial condition.

Anti-takeover provisions in the Company's articles of incorporation, its bylaws and provisions of Florida law could delay or prevent a change of control that you may favor.

The Company's articles of incorporation, its bylaws and provisions of Florida law could make it more difficult for a third party to acquire the Company. Although the Company believes such provisions are appropriate to protect long-term value for its shareholders, these provisions could discourage potential takeover attempts and could adversely affect the market price of the Company's shares. Because of these provisions, you might not be able to receive a premium on your investment. These provisions include:

- a limitation on shareholders' ability to call a special meeting of the Company's shareholders;
- advance notice requirements to nominate directors for election to the Company's board of directors or to propose matters that can be acted on by shareholders at shareholder meetings;
- the Company's classified board of directors, which means that approximately one-third of its directors are elected each year; and
- the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

The provisions described above could delay or make more difficult transactions involving a change in control of the Company or its management.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The Americas

The Company's headquarters are located in a leased building in Lake Mary, Florida containing approximately 46,000 square feet. This facility houses the Company's sales, marketing, customer service/application operations and administrative staff. The Company's U.S. production, research and development and manufacturing are located in a leased building in Lake Mary, Florida consisting of approximately 35,000 square feet. The Company also has a leased facility consisting of two buildings totaling approximately 37,000 square feet located in Kennett Square, Pennsylvania containing research and development, manufacturing and service operations of the laser tracker product lines.

Europe/Africa

The Company's European headquarters are located in a leased building in Stuttgart, Germany containing approximately 62,000 square feet. This facility houses the manufacturing, administration, sales, marketing and service management personnel for the Company's European operations. Additionally, the Company has a leased facility consisting of approximately 16,000 square feet located in Schaffhausen, Switzerland containing manufacturing operations for the Company's products shipped to customers in Europe and Africa.

Asia/Pacific

The Company's Asian headquarters are located in a leased building in Singapore containing approximately 22,000 square feet. This facility houses the administration, sales, marketing, production, service management personnel and manufacturing for the Company's Asian operations. The Company's Japan headquarters are located in a leased building in Nagoya, Japan containing approximately 17,000 square feet. This facility houses the Company's Japan sales, marketing and service operations. The Company's China headquarters are located in a leased building in Shanghai, China containing approximately 25,500 square feet for sales, marketing and service operations.

The Company believes that its current facilities will be adequate for its foreseeable needs and that it will be able to locate suitable space for additional regional offices or enhanced production needs as necessary.

The information required by the remainder of this Item is incorporated herein by reference to Exhibit 99.1 to this Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS.

Patent Matters — On July 11, 2008, Metris USA, Inc. and its affiliates, Metris N.V., Metris IPR N.V. and 3-D Scanners Ltd., filed a complaint against the Company for patent infringement in the U.S. District Court for the District of Massachusetts (the "Massachusetts Court") concerning U.S. Patent Nos. 6,611,617 and 7,313,264 (hereinafter, the "patents-in-suit"). Following an acquisition by Nikon Corporation in late 2009, Metris USA, Inc. subsequently changed its name to Nikon Metrology, Inc., Metris N.V. changed its name to Nikon Metrology NV, and Metris IPR N.V. was dissolved and merged into Nikon Metrology NV. We refer to each of Nikon Metrology, Inc., Nikon Metrology NV, and 3-D Scanners Ltd. as "Plaintiffs" or "Nikon".

The Company responded to the complaint with counterclaims alleging that the patents-in-suit, which are generally directed to laser scanning devices, are invalid, non-infringed, and unenforceable due to fraud during prosecution of the patents in the U.S. Patent and Trademark Office. On August 31, 2009, the Massachusetts Court granted the Company's motion to add counterclaims and defenses for violation of federal and state antitrust and unfair competition laws based on the alleged knowing assertion of invalid and fraudulent patents. The Company also filed an amended counterclaim to add the Plaintiff's parent company, Nikon Corporation, as a counterclaim defendant.

On July 14, 2010, the Company filed a motion for summary judgment of non-infringement of both patents-in-suit. On August 31, 2010, Nikon filed a motion for summary judgment against the Company's counterclaims for antitrust violations and unfair trade practices.

On September 19, 2011, the Massachusetts Court ruled that the Company did not infringe U.S. Patent No. 6,611,617. The Massachusetts Court also granted Nikon's motion for summary judgment on the Company's counterclaims for anti-trust violations and unfair trade practices. The Massachusetts Court denied the Company's motion for summary judgment of non-infringement of U.S. Patent No. 7,313,264. The effect of the ruling was to reduce or eliminate the Company's exposure with respect to claims associated with U.S. Patent No. 6,611,617, while the patent dispute with respect to U.S. Patent No. 7,313,264 continued.

On August 10, 2012, following a two-week jury trial on the remaining claims related to U.S. Patent No. 7,313,264, the jury determined the asserted patent claims were invalid, and on August 13, 2012, the Massachusetts Court entered judgment for the Company. The Massachusetts Court sustained this verdict on January 23, 2013, and a hearing on the Company's motion for attorneys' fees occurred on February 4, 2013. The Company is awaiting the results of that hearing.

Other than the litigation mentioned above, the Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company's business, financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information and Holders

The Company's common stock is listed and traded on the NASDAQ Global Select Market under the symbol "FARO".

The following table sets forth, for the periods indicated, the high and low sales prices of the Company's common stock as reported by the NASDAQ Stock Market:

	2012		2011	
	High	Low	High	Low
First Quarter	59.66	45.11	40.99	28.62
Second Quarter	59.45	39.75	45.42	36.66
Third Quarter	44.11	32.27	48.93	30.47
Fourth Quarter	44.00	31.98	49.45	29.45

As of February 10, 2013, the Company had 57 holders of record of common stock.

Dividends

The Company has not paid any cash dividends on its common stock to date. The Company expects to retain future earnings for use in operating and expanding its business and does not anticipate paying any cash dividends in the reasonably foreseeable future.

Recent Sales of Unregistered Securities

During the year ended December 31, 2012, the Company did not sell any equity securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act.

Purchases of Equity Securities

On November 24, 2008, the Company's Board of Directors approved a $30 million share repurchase program. Acquisitions for the share repurchase program will be made from time to time at prevailing prices, as permitted by securities laws and other legal requirements and subject to market conditions and other factors. The share repurchase program may be discontinued at any time. There is no restriction date or other restriction governing the period over which the Company can repurchase shares under the program. The Company did not purchase any shares in the year ended December 31, 2012 under the repurchase program.

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

The following line graph compares the cumulative five-year returns on the Company's common stock with (1) the cumulative returns of the NASDAQ Composite-Total Return and (2) the Morningstar Scientific & Technical Instruments Index.

For purposes of preparing the graph, we assumed that an investment of $100 was made at market close on December 30, 2007, the last trading day before the beginning of the Company's fifth preceding fiscal year, with reinvestment of any dividends at the time they were paid. The Company did not pay any dividends during the period indicated.

The comparison in the graph below is based on historical data and is not necessarily indicative of future performance of the Company's common stock.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2007
2008
2009
2010
2011
2012
FARO Technologies, Inc.
NASDAQ Composite-Total Returns
Morningstar Scientific & Technical Instruments

Company/Market/Peer Group	2007	2008	2009	2010	2011	2012
FARO Technologies, Inc.	$100.00	$62.03	$78.89	$120.82	$169.25	$131.28
NASDAQ Composite-Total Returns	$100.00	$60.02	$87.24	$103.08	$102.27	$120.42
Morningstar Scientific & Technical Instruments ...	$100.00	$44.03	$66.02	$ 86.94	$ 85.92	$105.53

Item 6. Selected Financial Data.

in thousands, except share and per-share data	Historical - Year ended December 31,				
	2012	2011	2010	2009	2008
Consolidated Statement of Operations Data:					
Sales	$ 273,395	$ 254,164	$ 191,775	$ 147,703	$ 209,249
Gross profit	149,619	143,689	113,398	80,708	125,226
Income (loss) from operations	31,554	32,858	16,927	(10,989)	18,937
Income (loss) before income tax expense	30,942	31,705	14,215	(10,158)	18,360
Net income (loss)	22,998	23,377	11,068	(10,582)	13,952
Net income (loss) per common share:					
Basic	$ 1.36	$ 1.42	$ 0.69	$ (0.66)	$ 0.84
Diluted	$ 1.34	$ 1.39	$ 0.68	$ (0.66)	$ 0.83
Weighted average shares outstanding:					
Basic	16,910,830	16,503,773	16,153,831	16,125,449	16,632,608
Diluted	17,129,128	16,868,471	16,365,826	16,125,449	16,734,403

	Historical - as at December 31,				
	2012	2011	2010	2009	2008
Consolidated Balance Sheet Data:					
Working capital	$ 232,396	$ 197,539	$ 162,814	$ 148,213	$ 163,230
Total assets	350,807	312,791	266,019	235,710	259,314
Total debt-capital leases	64	341	216	273	368
Total shareholders' equity	282,736	247,898	212,477	196,598	212,308

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following information should be read in conjunction with the Consolidated Financial Statements of the Company, including the notes thereto, included in Part II, Item 8 of this Annual Report on Form 10-K.

Overview

The Company designs, develops, manufactures, markets and supports portable, software driven, 3-D measurement and imaging systems used in a broad range of manufacturing, industrial, building construction and forensic applications. The Company's FaroArm, FARO Laser ScanArm and FARO Gage articulated measuring devices, the FARO Laser Tracker Vantage, the FARO Focus^{3D}, the FARO 3D Imager AMP and their companion CAM2 software systems provide for CAD-based inspection, high-density surveying and other applications. Together, these products integrate the measurement, quality inspection, and reverse engineering functions with CAD software to improve productivity, enhance product quality and decrease rework and scrap in the manufacturing process.

The Company derives revenues primarily from the sale of its measurement equipment and their related multi-faceted CAM2 software programs. Revenue related to these products is generally recognized upon shipment. In addition, the Company sells one and three-year extended warranties and training and technology consulting services relating to its products. The Company recognizes the revenue from extended warranties on a straight-line basis and revenue from training and technology consulting services when the services are provided. The Company also receives royalties from licensing agreements for its historical medical technology and recognizes the revenue from these royalties as licensees use the technology.

The Company operates in international markets throughout the world and maintains sales offices in France, Germany, Great Britain, Japan, Spain, Italy, Turkey, China, India, Poland, the Netherlands, Malaysia, Thailand, Singapore and Vietnam. The Company manages and reports its global sales in three regions: the Americas, Europe/Africa and Asia/Pacific.

The Company manufactures its FaroArm, FARO Gage, FARO 3D Imager AMP, and FARO Laser Tracker Vantage products in its manufacturing facility located in Switzerland for customer orders from the Europe/Africa region, in its manufacturing facility located in Singapore for customer orders from the Asia/Pacific region, and in its manufacturing facilities located in Florida and Pennsylvania for customer orders from the Americas. The Company manufactures its FARO FOCUS^{3D} product in its facility located in Stuttgart, Germany. The Company expects all its existing plants to have the production capacity necessary to support its volume requirements through 2013.

The Company accounts for wholly owned foreign subsidiaries in the currency of the respective foreign jurisdiction. Therefore, fluctuations in exchange rates may have an impact on the value of the intercompany account balances denominated in different currencies. The Company is aware of the availability of off-balance sheet financial instruments to hedge exposure to foreign currency exchange rates, including cross-currency swaps, forward contracts and foreign currency options. However, it does not regularly use such instruments, and none were utilized in 2012, 2011 or 2010.

The Company was profitable in each quarter in the years ended December 31, 2012, December 31, 2011 and December 31, 2010. The Company incurred a net loss in the year ended December 31, 2009, primarily as a result of a decrease in product sales. The Company attributes the decrease in product sales principally to the decline of the global economy. Prior to 2009, the Company had a history of sales and earnings growth and 26 consecutive profitable quarters through December 31, 2008. Its historical sales and earnings growth were the result of a number of factors, including: continuing market demand for and acceptance of the Company's products; increased sales activity in part through additional sales staff worldwide, new products and product enhancements such as the FARO Edge Arm and FARO Focus^{3D}, and the effect of acquisitions. However, the Company's historical financial performance is not indicative of its future financial performance.

Results of Operations

The following table sets forth, for the periods presented, the percentage of sales represented by certain items in the Company's consolidated statements of operations:

	Years ended December 31,		
	2012	2011	2010
Statement of Operations Data:			
Sales	100.0%	100.0%	100.0%
Cost of sales	45.3%	43.5%	40.9%
Gross margin	54.7%	56.5%	59.1%
Operating expenses:			
Selling	23.6%	24.4%	26.4%
General and administrative	10.6%	10.5%	14.0%
Depreciation and amortization	2.6%	2.6%	3.3%
Research and development	6.4%	6.0%	6.6%
Total operating expenses	43.2%	43.5%	50.3%
Income from operations	11.5%	13.0%	8.8%
Interest income	(0.1%)	0.0%	(0.1%)
Other expense	0.3%	0.5%	1.5%
Interest expense	0.0%	0.0%	0.0%
Income before income tax expense	11.3%	12.5%	7.4%
Income tax expense	2.9%	3.3%	1.6%
Net Income	8.4%	9.2%	5.8%

2012 Compared to 2011

Sales. Total sales increased $19.2 million, or 7.6%, to $273.4 million in the year ended December 31, 2012 from $254.2 million for the year ended December 31, 2011. This increase resulted primarily from an increase in worldwide demand for products. A weaker Euro relative to the U.S. Dollar, on average, resulted in lower sales of approximately $7.4 million in the year ended December 31, 2012, as sales denominated in Euros were translated into U.S. Dollars. Product sales increased by $15.3 million, or 7.2%, to $227.9 million for the year ended December 31, 2012 from $212.6 million in the year ended December 31, 2011. Service revenue increased by $3.9 million, or 9.5%, to $45.5 million for the year ended December 31, 2012 from $41.6 million in the year ended December 31, 2011.

Sales in the Americas region increased $11.1 million, or 11.4%, to $108.6 million for the year ended December 31, 2012 from $97.5 million in the prior year period. Product sales in the Americas region increased by $9.0 million, or 11.3%, to $89.0 million for the year ended December 31, 2012 from $80.0 million in the prior year. Service revenue in the Americas region increased by $2.1 million, or 12.1%, to $19.6 million for the year ended December 31, 2012 from $17.5 million for the prior year, primarily due to an increase in warranty revenue.

Sales in the Europe/Africa region increased $0.5 million, or 0.5%, to $100.1 million for the year ended December 31, 2012 from $99.6 million in the year ended December 31, 2011. Product sales in the Europe/Africa region decreased by $0.2 million, or 0.2%, to $83.1 million for the year ended

December 31, 2012 from $83.3 million in the prior year. Service revenue in the Europe/Africa region increased by $0.7 million, or 4.5%, to $17.0 million for the year ended December 31, 2012 from $16.3 million in the prior year, primarily due to an increase in warranty revenue.

Sales in the Asia/Pacific region increased $7.6 million, or 13.3%, to $64.7 million for the year ended December 31, 2012 from $57.1 million in the year ended December 31, 2011. Product sales in the Asia/Pacific region increased by $6.5 million, or 13.0%, to $55.8 million for the year ended December 31, 2012 from $49.3 million in the prior year. Service revenue in the Asia/Pacific region increased by $1.1 million, or 14.4%, to $8.9 million for the year ended December 31, 2012 from $7.8 million in the same period during the prior year, primarily due to an increase in warranty revenue.

Gross profit. Gross profit increased by $5.9 million, or 4.1%, to $149.6 million for the year ended December 31, 2012 from $143.7 million for the year ended December 31, 2011. Gross margin decreased to 54.7% for the year ended December 31, 2011 from 56.5% for the year ended December 31, 2011. The decrease in gross margin is primarily due to a decrease in gross margin from product sales to 58.7% in the year ended December 31, 2012 from 61.2% for the prior year, primarily as a result of lower average selling prices, a change in the sales mix caused by an increase in the sales of the Laser Scanner product which has a lower gross margin, and an increase in the sales mix of the Laser Scanner product sold to distributors. Gross margin from service revenues increased to 34.8% in the year ended December 31, 2012 compared to 32.4% for the prior year.

Selling Expenses. Selling expenses increased by $2.3 million, or 3.7%, to $64.4 million for the year ended December 31, 2012 from $62.1 million for the year ended December 31, 2011. This increase was primarily due to an increase in commissions and compensation expense of $0.8 million, an increase in marketing and advertising expenses of $0.6 million, and an increase in travel expenses of $0.7 million.

Worldwide sales and marketing headcount increased by 38, or 11.6%, to 365 at December 31, 2012 from 327 at December 31, 2011. Regionally, the Company's sales and marketing headcount increased by 18, or 20.0%, to 108 at December 31, 2012 from 90 at December 31, 2011 for the Americas; increased by 10, or 8.8%, to 123 at December 31, 2012 from 113 at December 31, 2011 in Europe/ Africa; and increased by 10, or 8.1%, in Asia/Pacific to 134 at December 31, 2012 from 124 at December 31, 2011.

As a percentage of sales, selling expenses decreased to 23.6% of sales in the year ended December 31, 2012 from 24.4% of sales in the year ended December 31, 2011. Regionally, selling expenses were 20.0% of sales in the Americas for the year ended December 31, 2012 compared to 20.5% of sales in the year ended December 31, 2011; 26.4% of sales for Europe/Africa for the year ended December 31, 2012 compared to 28.1% of sales in the prior year; and 25.1% of sales for Asia/ Pacific for the year ended December 31, 2012 compared to 24.9% of sales in the prior year.

General and administrative expenses. General and administrative expenses increased by $2.3 million to $29.1 million, or 8.4%, for the year ended December 31, 2012 from $26.8 million in the year ended December 31, 2011, primarily due to an increase of $1.0 million related to the FCPA monitor, and an increase in legal and professional fees related to patent litigation of $1.4 million. General and administrative expenses as a percentage of sales increased to 10.6% for the year ended December 31, 2012 from 10.5% for the year ended December 31, 2011.

Depreciation and amortization expenses. Depreciation and amortization expenses increased by $0.3 million to $7.0 million for the year ended December 31, 2012 from $6.7 million for the year ended December 31, 2011 as a result of an increase in property, equipment and intangible assets.

Research and development expenses. Research and development expenses increased $2.4 million, or 15.7%, to $17.6 million for year ended December 31, 2012 from $15.2 million for the year ended December 31, 2011, primarily due to an increase in compensation of $1.7 million and subcontractor expenses of $0.9 million, offset by expenses of $0.3 million incurred in the prior year period related to the closing and relocation of the R&D facility in Andover, MA to our existing facility in Kennett Square, PA. Research and development expenses as a percentage of sales increased to 6.4% for the year ended December 31, 2012 from 6.0% for the year ended December 31, 2011.

Other (income) expense, net. Other (income) expense, net decreased by $0.6 million to $0.6 million of expense for the year ended December 31, 2012, from expense of $1.2 million for the year ended December 31, 2011, primarily as a result of a decrease in foreign exchange transaction losses due to the effects of changes in foreign exchange rates on the value of intercompany account balances of the Company's subsidiaries denominated in different currencies.

Income tax expense. Income tax expense decreased by $0.4 million to $7.9 million for the year ended December 31, 2012 from $8.3 million for the year ended December 31, 2011, primarily due to a decrease in pretax income. The Company's effective tax rate decreased to 25.7% for the year ended December 31, 2012 compared to 26.3% for the year ended December 31, 2011 and included a reduction in the income tax rates of 1.5% and 1.6% related to the tax benefit of the exercise of employee stock options in the years ended December 31, 2012 and 2011, respectively. The Company's tax rate continues to be lower than the statutory tax rate in the United States primarily as a result of favorable tax rates in foreign jurisdictions. However, the Company's tax rate could be impacted positively or negatively by geographic changes in the manufacturing or sales of its products and the resulting effect on taxable income in each jurisdiction.

Net income. Net income decreased by $0.4 million to $23.0 million for the year ended December 31, 2012 from $23.4 million for the year ended December 31, 2011 as a result of the factors described above.

2011 Compared to 2010

Sales. Total sales increased $62.4 million, or 32.6%, to $254.2 million in the year ended December 31, 2011 from $191.8 million for the year ended December 31, 2010. This increase resulted primarily from an increase in worldwide demand for products and some recovery in the global economy. Product sales increased by $55.3 million, or 35.2%, to $212.6 million for the year ended December 31, 2011 from $157.3 million in the year ended December 31, 2010. Service revenue increased by $7.1 million, or 20.6%, to $41.6 million for the year ended December 31, 2011 from $34.5 million in the year ended December 31, 2010.

Sales in the Americas region increased $25.1 million, or 34.7%, to $97.5 million for the year ended December 31, 2011 from $72.4 million in the prior year period. Product sales in the Americas region increased by $23.1 million, or 40.7%, to $80.0 million for the year ended December 31, 2011 from $56.9 million in the prior year. Service revenue in the Americas region increased by $2.0 million, or 12.6%, to $17.5 million for the year ended December 31, 2011 from $15.5 million for the prior year, primarily due to an increase in customer service revenue.

Sales in the Europe/Africa region increased $24.9 million, or 33.2%, to $99.6 million for the year ended December 31, 2011 from $74.7 million in the year ended December 31, 2010. Product sales in the Europe/Africa region increased by $21.4 million, or 34.5%, to $83.3 million for the year ended December 31, 2011 from $61.9 million in the prior year. Service revenue in the Europe/Africa region increased by $3.5 million, or 27.2%, to $16.3 million for the year ended December 31, 2011 from $12.8 million in the prior year, primarily due to an increase in customer service revenue.

Sales in the Asia/Pacific region increased $12.4 million, or 27.9%, to $57.1 million for the year ended December 31, 2011 from $44.7 million in the year ended December 31, 2010. Product sales in the Asia/Pacific region increased by $10.8 million, or 28.0%, to $49.3 million for the year ended December 31, 2011 from $38.5 million in the prior year. Service revenue in the Asia/Pacific region increased by $1.6 million, or 26.8%, to $7.8 million for the year ended December 31, 2011 from $6.2 million in the same period during the prior year, primarily due to an increase in warranty revenue.

Gross profit. Gross profit increased by $30.3 million, or 26.7%, to $143.7 million for the year ended December 31, 2011 from $113.4 million for the year ended December 31, 2010. Gross margin decreased to 56.5% for the year ended December 31, 2011 from 59.1% for the year ended December 31, 2010. The decrease in gross margin is primarily due to a decrease in gross margin from product sales to 61.2% in the year ended December 31, 2011 from 65.3% for the prior year, primarily as a result of a change in the historical product sales mix caused by the increase in sales of the new Laser Scanner product which currently has a lower gross margin. Gross margin from service revenues increased to 32.4% in the year ended December 31, 2011 compared to 30.9% for the prior year.

Selling Expenses. Selling expenses increased by $11.4 million, or 22.6%, to $62.1 million for the year ended December 31, 2011 from $50.7 million for the year ended December 31, 2010. This increase was primarily due to an increase in commissions and compensation expense of $8.8 million, an increase in marketing and advertising expenses of $1.7 million, and an increase in travel expenses of $1.5 million.

Worldwide sales and marketing headcount increased by 27, or 9.0%, to 327 at December 31, 2011 from 300 at December 31, 2010. Regionally, the Company's sales and marketing headcount increased by 9, or 11.1%, to 90 at December 31, 2011 from 81 at December 31, 2010 for the Americas; increased by 2, or 1.8%, to 113 at December 31, 2011 from 111 at December 31, 2010 in Europe/Africa; and increased by 16, or 14.8%, in Asia/Pacific to 124 at December 31, 2011 from 108 at December 31, 2010.

As a percentage of sales, selling expenses decreased to 24.4% of sales in the year ended December 31, 2011 from 26.4% of sales in the year ended December 31, 2010. Regionally, selling expenses were 20.5% of sales in the Americas for the year ended December 31, 2011 compared to 21.9% of sales in the year ended December 31, 2010; 28.1% of sales for Europe/Africa for the year ended December 31, 2011 compared to 30.1% of sales in the prior year; and 24.9% of sales for Asia/ Pacific for the year ended December 31, 2011 compared to 27.5% of sales in the prior year.

General and administrative expenses. General and administrative expenses remained flat at $26.8 million for the years ended December 31, 2011 and December 31, 2010. Increases in compensation costs of $1.7 million and increases in recruiting and relocation costs of $0.3 million were offset by decreases of $1.0 million in bad debt expenses, decreases of $0.4 million related to the FCPA monitor, and a decrease in legal and professional fees related to patent litigation of $0.6 million. General and administrative expenses as a percentage of sales decreased to 10.5% for the year ended December 31, 2011 from 14.0% for the year ended December 31, 2010.

Depreciation and amortization expenses. Depreciation and amortization expenses increased by $0.4 million to $6.7 million for the year ended December 31, 2011 from $6.3 million for the year ended December 31, 2010 as a result of an increase in property, equipment and intangible assets.

Research and development expenses. Research and development expenses increased $2.5 million, or 19.7%, to $15.2 million for year ended December 31, 2011 from $12.7 million for the year ended December 31, 2010, primarily due to an increase in compensation of $1.9 million, subcontractor expenses of $0.6 million and expenses of $0.4 million related to the closing and relocation of the R&D facility in Andover, MA to our existing facility in Kennett Square, PA. Research and development expenses as a percentage of sales decreased to 6.0% for the year ended December 31, 2011 from 6.6% for the year ended December 31, 2010.

Other (income) expense, net. Other (income) expense, net decreased by $1.6 million to $1.2 million of expense for the year ended December 31, 2011, from expense of $2.8 million for the year ended December 31, 2010, primarily as a result of a decrease in foreign exchange transaction losses due to the effects of changes in foreign exchange rates on the value of intercompany account balances of the Company's subsidiaries denominated in different currencies.

Income tax expense. Income tax expense increased by $5.2 million to $8.3 million for the year ended December 31, 2011 from $3.1 million for the year ended December 31, 2010, primarily due to an increase in pretax income. The Company's effective tax rate increased to 26.3% for the year ended December 31, 2011 compared to 22.1% for the year ended December 31, 2010, primarily due to the release of a valuation allowance of approximately $1.2 million in the year ended December 31, 2010 related to net operating losses of a subsidiary in Germany as a result of being included in a group consolidated tax filing with net taxable earnings. The Company's tax rate continues to be lower than the statutory tax rate in the United States primarily as a result of favorable tax rates in foreign jurisdictions. However, the Company's tax rate could be impacted positively or negatively by geographic changes in the manufacturing or sales of its products and the resulting effect on taxable income in each jurisdiction. Total deferred tax assets for the Company's foreign subsidiaries relating to net operating loss carryforwards were $14.9 million and $14.1 million at December 31, 2011 and 2010, respectively. The related valuation allowance was $11.8 million and $11.1 million at December 31, 2011 and 2010, respectively.

Net income. Net income increased by $12.3 million to $23.4 million for the year ended December 31, 2011 from $11.1 million for the year ended December 31, 2010 as a result of the factors described above.

Liquidity and Capital Resources

Cash and cash equivalents increased by $28.7 million to $93.2 million at December 31, 2012 from $64.5 million at December 31, 2011. The increase was primarily attributable to net income and non-cash expenses of $32.0 million and proceeds from stock option exercises of $6.2 million, partially offset by an increase in working capital of $2.9 million, and $5.2 million in purchases of equipment and intangible assets.

On July 11, 2006, the Company entered into a loan agreement providing for an available line of credit of $30.0 million, which was most recently amended on March 15, 2012. Loans under the Amended and Restated Loan Agreement, as amended, bear interest at the rate of LIBOR plus a fixed percentage between 1.50% and 2.00% and require the Company to maintain a minimum cash balance and tangible net worth measured at the end of each of the Company's fiscal quarters. As of December 31, 2012, the Company was in compliance with all of the covenants under the Amended and Restated Loan Agreement, as amended. The term of the Amended and Restated Loan Agreement, as amended, expires on March 31, 2015. The Company has not drawn on this line of credit.

On December 21, 2012, the Company filed a registration statement on Form S-3 with the SEC registering shares of common stock, preferred stock, and warrants to purchase common and preferred stock, either individually or in units, with a proposed maximum aggregate offering price of $250 million. The registration statement was declared effective on January 7, 2013. The proceeds from any offerings with respect to this registration statement, if any, would be used for either repayment or refinancing of debt, acquisition of additional businesses or technologies or for working capital and general corporate purposes.

The Company believes that its working capital, anticipated cash flow from operations, and credit facility will be sufficient to fund its long-term liquidity requirements for the foreseeable future.

The Company has no off balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The Company is party to capital leases on equipment with an initial term of 36 to 60 months and other non-cancelable operating leases. These obligations are presented below as of December 31, 2012 ($ in thousands):

FARO CONSOLIDATED
Contractual Obligations
For the year ended December 31, 2012

	Payments Due by Period				
Contractual Obligations	**Total**	**< 1 Year**	**1-3 Years**	**3-5 Years**	**> 5 Years**
Capital lease obligations . . .	$ 64	$ 45	$ 19	$ -	$ -
Operating lease obligations	27,001	6,228	8,365	5,731	6,677
Purchase obligations	28,683	28,683	-	-	-
Total	$ 55,748	$ 34,956	$ 8,384	$ 5,731	$ 6,677

The Company enters into purchase commitments for products and services in the ordinary course of business. These purchases generally cover production requirements for 60 to 90 days. The Company has a $0.3 million liability for unrecognized tax benefits that is excluded from the contractual obligations table due to the uncertainty of the period of settlement, if any, with the respective taxing authorities.

Inflation

Inflation did not have a material impact on the Company's results of operations in recent years, and the Company does not expect inflation to have a material impact on its operations in 2013.

Critical Accounting Policies

The preparation of the Company's consolidated financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience, along with various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Some of these judgments can be subjective and complex and, consequently, actual results may differ from these estimates under different assumptions or conditions. While for any given estimate or assumption made by the Company's management there may be other estimates or assumptions that are reasonable, the Company believes that, given the current facts and circumstances, it is unlikely that applying any such other reasonable estimate or assumption would materially impact the financial statements.

In response to the SEC's financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," the Company has selected its critical accounting policies for purposes of explaining the methodology used in the calculation in addition to any inherent uncertainties pertaining to the possible effects on its financial condition. The critical policies discussed below are the Company's processes of recognizing revenue, the reserve for excess and obsolete inventory, income taxes, the reserve for warranties, and goodwill impairment. These policies affect current assets and operating results and are therefore critical in assessing the Company's financial and operating condition. These policies involve certain assumptions that, if incorrect, could have an adverse impact on the Company's operations and financial position.

Revenue Recognition

Revenue related to the Company's measurement equipment and related software is generally recognized upon shipment, as the Company considers the earnings process complete as of the shipping date. Revenue from sales of software only is recognized when no further significant production, modification or customization of the software is required and where persuasive evidence of a sales agreement exists, delivery has occurred, and the sales price is fixed or determinable and deemed collectible. Revenues resulting from sales of comprehensive support, training and technology consulting services are recognized as such services are performed. Extended maintenance plan revenues are recognized on a straight-line basis over the life of the plan. The Company warrants its products against defects in design, materials and workmanship for one year. A provision for estimated future costs relating to warranty expense is recorded when products are shipped. Costs relating to extended maintenance plans are recognized as incurred. Revenue from the licensing agreements for the use of the Company's historical technology for medical applications is recognized when the technology is used by the licensees.

Reserve for Excess and Obsolete Inventory

Since the value of inventory that will ultimately be realized cannot be known with exact certainty, the Company relies upon both past sales history and future sales forecasts to provide a basis for the determination of the reserve. Inventory is considered obsolete if the Company has withdrawn those products from the market or had no sales of the product for the past 12 months and has no sales forecasted for the next 12 months. Inventory is considered excess if the quantity on hand exceeds 12 months of remaining usage. The resulting obsolete and excess parts are then reviewed to determine if a substitute usage or a future need exists. Items without an identified current or future usage are reserved in an amount equal to 100% of the FIFO cost of such inventory. The Company's products are subject to changes in technologies that may make certain of its products or their components obsolete or less competitive, which may increase its historical provisions to the reserve.

Income Taxes

The Company reviews its deferred tax assets on a regular basis to evaluate their recoverability based upon expected future reversals of deferred tax liabilities, projections of future taxable income over a two-year period, and tax planning strategies that it might employ to utilize such assets, including net operating loss carryforwards. Based on the positive and negative evidence of recoverability, the Company establishes a valuation allowance against the net deferred tax assets of a taxing jurisdiction in which it operates, unless it is "more likely than not" that it will recover such assets through the above means. In the future, the Company's evaluation of the need for the valuation allowance will be significantly influenced by its ability to achieve profitability and its ability to predict and achieve future projections of taxable income.

Significant judgment is required in determining the Company's worldwide provision for income taxes. In the ordinary course of global business, there are many transactions for which the ultimate tax outcome is uncertain. The Company establishes provisions for income taxes when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold as described by ASC 740, which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. In the ordinary course of business, the Company and its subsidiaries are examined by various federal, state, and foreign tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that gave rise to a revision become known.

Reserve for Warranties

The Company establishes at the time of sale a liability for the one-year warranty included with the initial purchase price of equipment, based upon an estimate of the repair expenses likely to be incurred for the warranty period. The warranty period is measured in installation-months for each major product group. The warranty reserve is reflected in accrued liabilities in the accompanying consolidated balance sheets. The warranty expense is estimated by applying the actual total repair expenses for each product group in the prior period and determining a rate of repair expense per installation month. This repair rate is multiplied by the number of installation-months of warranty for each product group to determine the provision for warranty expenses for the period. The Company evaluates its exposure to warranty costs at the end of each period using the estimated expense per installation-month for each major product group, the number of units remaining under warranty and the remaining number of months each unit will be under warranty. The Company has a history of new product introductions and enhancements to existing products, which may result in unforeseen issues that increase its warranty costs. While such expenses have historically been within expectations, the Company cannot guarantee this will continue in the future.

Goodwill Impairment

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life identifiable intangible assets and goodwill are not amortized but are tested for impairment. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

The Company first performs a qualitative assessment to determine whether it is necessary to perform the two-step goodwill impairment test. If the Company believes, as a result of its qualitative assessment, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The Company elected to early adopt this accounting guidance at the beginning of its fourth quarter of 2011 on a prospective basis for goodwill impairment tests.

If necessary, as a result of the qualitative assessment, the goodwill impairment test is applied using a two-step approach. In performing the first step, the Company calculates the fair values of the reporting units using discounted cash flows ("DCF") of each reporting unit. If the carrying amount of the reporting unit exceeds the fair value, the second step is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit as calculated in the first step, less the fair values of the net tangible and intangible assets of the reporting unit other than goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. Management has concluded there was no goodwill impairment in the years ended December 31, 2012, 2011 and 2010.

Impact of Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05").* ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the changes in shareholders' equity. The standard does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. The Company has elected to present the components of net income and other comprehensive income as two consecutive statements. ASU 2011-05 was effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-05 during the quarter ended March 31, 2012 and for subsequent periods only impacted presentation and did not have any effect on the Company's consolidated financial statements or on its financial condition.

In December 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 ("ASU 2011-12").* ASU 2011-12 defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. As part of this update, the FASB did not defer the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2012-03")*, which will be effective for reporting periods beginning after December 15, 2012. The specific requirements of ASU 2013-02 are not expected to have any impact on the Company's consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Exposure

The Company conducts a significant portion of its business outside the United States. At present, 60.3% of its revenues are invoiced, and a significant portion of its operating expenses paid, in foreign currencies. Fluctuations in exchange rates between the U.S. dollar and such foreign currencies may have a material adverse effect on the Company's results of operations and financial condition and could specifically result in foreign exchange gains and losses. The impact of future exchange rate fluctuations on the results of the Company's operations cannot be accurately predicted. To the extent that the percentage of its non-U.S. dollar revenues derived from international sales increases in the future, the Company's exposure to risks associated with fluctuations in foreign exchange rates may increase. The Company is aware of the availability of off-balance sheet financial instruments to hedge exposure to foreign currency exchange rates, including cross-currency swaps, forward contracts and foreign currency options. However, it does not regularly use such instruments, and none were utilized in 2012, 2011 or 2010.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
FARO Technologies, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of FARO Technologies, Inc. (a Florida corporation) and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FARO Technologies, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FARO Technologies, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2013 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Orlando, Florida
February 27, 2013

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 93,233	$ 64,540
Short-term investments	64,990	64,997
Accounts receivable, net	62,559	57,512
Inventories, net	48,894	49,934
Deferred income taxes, net	7,216	5,297
Prepaid expenses and other current assets	11,186	9,207
Total current assets	288,078	251,487
Property and Equipment:		
Machinery and equipment	32,236	29,171
Furniture and fixtures	6,516	5,963
Leasehold improvements	10,897	10,233
Property and equipment at cost	49,649	45,367
Less: accumulated depreciation and amortization	(34,305)	(29,134)
Property and equipment, net	15,344	16,233
Goodwill	18,816	18,610
Intangible assets, net	7,048	6,849
Service inventory	19,125	17,316
Deferred income taxes, net	2,396	2,296
Total Assets	$350,807	$312,791
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 10,413	$ 13,396
Accrued liabilities	18,216	18,076
Income taxes payable	4,886	2,682
Current portion of unearned service revenues	19,460	15,638
Customer deposits	2,662	4,072
Current portion of obligations under capital leases	45	84
Total current liabilities	55,682	53,948
Unearned service revenues - less current portion	11,221	9,540
Deferred tax liability, net	1,149	1,148
Obligations under capital leases - less current portion	19	257
Total Liabilities	68,071	64,893
Commitments and contingencies - See Note 13		
Shareholders' Equity:		
Common stock - par value $.001, 50,000,000 shares authorized; 17,653,879 and 17,381,110 issued; 16,973,644 and 16,700,875 outstanding, respectively	18	17
Additional paid-in capital	181,094	169,780
Retained earnings	104,358	81,360
Accumulated other comprehensive income	6,341	5,816
Common stock in treasury, at cost - 680,235 shares	(9,075)	(9,075)
Total Shareholders' Equity	282,736	247,898
Total Liabilities and Shareholders' Equity	$350,807	$312,791

The accompanying notes are an integral part of these consolidated financial statements.

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)	Years ended December 31, 2012	2011	2010
SALES			
Product	$ 227,905	$ 212,635	$ 157,331
Service	45,490	41,529	34,444
Total Sales	273,395	254,164	191,775
COST OF SALES			
Product	94,103	82,408	54,571
Service	29,673	28,067	23,806
Total Cost of Sales (exclusive of depreciation and amortization, shown separately below)	123,776	110,475	78,377
GROSS PROFIT	149,619	143,689	113,398
OPERATING EXPENSES:			
Selling	64,446	62,117	50,679
General and administrative	29,065	26,806	26,776
Depreciation and amortization	6,976	6,712	6,326
Research and development	17,578	15,196	12,690
Total operating expenses	118,065	110,831	96,471
INCOME FROM OPERATIONS	31,554	32,858	16,927
OTHER (INCOME) EXPENSE			
Interest income	(160)	(101)	(105)
Other expense, net	744	1,217	2,783
Interest expense	28	37	34
INCOME BEFORE INCOME TAX EXPENSE	30,942	31,705	14,215
INCOME TAX EXPENSE	7,944	8,328	3,147
NET INCOME	$ 22,998	$ 23,377	$ 11,068
NET INCOME PER SHARE - BASIC	$ 1.36	$ 1.42	$ 0.69
NET INCOME PER SHARE - DILUTED	$ 1.34	$ 1.39	$ 0.68
Weighted average shares - Basic	16,910,830	16,503,773	16,153,831
Weighted average shares - Diluted	17,129,128	16,868,471	16,365,826

The accompanying notes are an integral part of these consolidated financial statements.

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)	Years ended December 31, 2012	2011	2010
Net income	$22,998	$23,377	$11,068
Currency translation adjustment, net of tax	525	(1,426)	881
Comprehensive income	$23,523	$21,951	$11,949

The accompanying notes are an integral part of these consolidated financial statements.

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(in thousands except share data)	Common Stock Shares	Common Stock Amounts	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Common Stock in Treasury	Total
BALANCE DECEMBER 31, 2009	16,155,054	$17	$ 152,380	$ 46,915	$ 6,361	$ (9,075)	$ 196,598
Net income				11,068			11,068
Currency translation adjustment, net of tax					881		881
Stock option expense	149		2,416				2,416
Issuance of restricted stock	23,181		(24)				(24)
Stock options exercised	75,755		1,405				1,405
Tax benefit from employee stock option exercises			133				133
BALANCE DECEMBER 31, 2010	16,254,139	17	156,310	57,983	7,242	(9,075)	212,477
Net income				23,377			23,377
Currency translation adjustment, net of tax					(1,426)		(1,426)
Stock option expense			2,767				2,767
Issuance of restricted stock	15,039		(40)				(40)
Stock options exercised	471,697		9,150				9,150
Tax benefit from employee stock option exercises			1,593				1,593
BALANCE DECEMBER 31, 2011	16,740,875	17	169,780	81,360	5,816	(9,075)	247,898
Net income				22,998			22,998
Currency translation adjustment, net of tax					525		525
Stock option expense			4,097				4,097
Issuance of restricted stock	14,339		(79)				(79)
Stock options exercised	258,430	1	6,161				6,162
Tax benefit from employee stock option exercises			1,135				1,135
BALANCE DECEMBER 31, 2012	17,013,644	$18	$ 181,094	$ 104,358	$ 6,341	(9,075)	$ 282,736

The accompanying notes are an integral part of these consolidated financial statements.

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31, 2012	2011	2010
CASH FLOWS FROM:			
OPERATING ACTIVITIES:			
Net income	$ 22,998	$ 23,377	$ 11,068
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,976	6,712	6,326
Compensation for stock options and restricted stock units	4,018	2,727	2,392
Provision for (net recovery of) bad debts	(23)	2,169	2,408
Deferred income tax benefit	(2,016)	(672)	(693)
Change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable	(4,840)	(8,979)	(13,018)
Inventories, net	(844)	(27,329)	(6,273)
Prepaid expenses and other current assets	(1,870)	(1,417)	(2,172)
Income tax benefit from exercise of stock options	(1,135)	(1,593)	(133)
Increase (decrease) in:			
Accounts payable and accrued liabilities	(3,079)	4,644	10,435
Income taxes payable	3,497	2,998	829
Customer deposits	(1,374)	668	1,474
Unearned service revenues	5,565	5,384	2,338
Net cash provided by operating activities	27,873	8,689	14,981
INVESTING ACTIVITIES:			
Purchases of property and equipment	(3,843)	(4,474)	(4,047)
Payments for intangible assets	(1,361)	(890)	(979)
Net cash used in investing activities	(5,204)	(5,364)	(5,026)
FINANCING ACTIVITIES:			
Proceeds from notes payable	-	-	2,490
Payments on notes payable	-	-	(2,490)
Payments on capital leases	(132)	(163)	(84)
Income tax benefit from exercise of stock options	1,135	1,593	133
Proceeds from issuance of stock, net	6,162	9,150	1,405
Net cash provided by financing activities	7,165	10,580	1,454
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,141)	(87)	4,235
INCREASE IN CASH AND CASH EQUIVALENTS	28,693	13,818	15,644
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	64,540	50,722	35,078
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 93,233	$ 64,540	$ 50,722

The accompanying notes are an integral part of these consolidated financial statements

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012, 2011 and 2010

(in thousands, except share and per share data or as otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—FARO Technologies, Inc. and its subsidiaries (collectively the "Company" or "FARO") design, develop, manufacture, market and support software-based three-dimensional measurement and imaging systems for manufacturing, industrial, building construction and forensic applications. The Company's principal products include the FaroArm, FARO Laser ScanArm and FARO Gage, all articulated electromechanical measuring devices, and the FARO Laser Tracker ION, FARO Focus3D and FARO 3D Imager AMP, all laser-based measuring devices. Markets for the Company's products include automobile, aerospace, heavy equipment, and law enforcement agencies. The Company sells the vast majority of its products through a direct sales force located in many of the world's largest industrialized countries.

Principles of Consolidation—The consolidated financial statements of the Company include the accounts of FARO Technologies, Inc. and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated. The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars using exchange rates in effect at period-end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from financial statement translations are reflected as a separate component of accumulated other comprehensive income.

Revenue Recognition, Product Warranty and Extended Maintenance Contracts—Revenue related to the Company's measurement systems (integrated combinations of a measurement device, a computer and software loaded on the computer and the measurement device) is generally recognized upon shipment, as the Company considers the earnings process complete as of the shipping date. The Company warrants its products against defects in design, materials and workmanship for one year. A provision for estimated future costs relating to warranty expense is recorded when products are shipped. The Company separately sells one and three year extended warranties. Extended warranty revenues are recognized on a straight-line basis over the term of the warranty. Costs relating to extended maintenance plans are recognized as incurred. Revenue from sales of software only is recognized when no further significant production, modification or customization of the software is required and when the following criteria are met: persuasive evidence of a sales agreement exists, delivery has occurred, and the sales price is fixed or determinable and deemed collectible. Revenues resulting from sales of comprehensive support, training and technology consulting services are recognized as such services are performed and are deferred when billed in advance of the performance of services. Revenue from the licensing agreements for the use of the Company's technology for medical applications is generally recognized as licensees use the technology. Amounts representing royalties for the current year and not received as of year-end are estimated as due based on historical data and recognized in the current year.

Cash and Cash Equivalents—The Company considers cash on hand and amounts on deposit with financial institutions with maturities of three months or less when purchased to be cash and cash equivalents. The Company had deposits with foreign banks totaling \$53.2 and \$37.5 as of December 31, 2012 and 2011, respectively. The Company does not intend to repatriate those funds.

Accounts Receivable and Related Allowance for Doubtful Accounts—Credit is extended to customers based on an evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 to 90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company makes judgments as to the collectability of accounts receivable based on historical trends and future expectations. Management estimates an allowance for doubtful accounts, which adjusts gross trade accounts receivable to its net realizable value. The allowance for doubtful accounts is based on an analysis of all receivables for possible impairment issues and historical write-off percentages. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The Company does not generally charge interest on past due receivables.

Inventories—Inventories are stated at the lower of cost or net realizable value using the first-in first-out method. Shipping and handling costs are classified as a component of cost of sales in the consolidated statements of operations. Sales demonstration inventory is comprised of measuring devices utilized by sales representatives to present the Company's products to customers. These products remain in sales demonstration inventory for approximately 6 to 12 months and are subsequently sold at prices that produce slightly reduced gross margins. Service inventory is comprised of inventory that is not expected to be sold within twelve months, such as training and loaned equipment.

Reserve for Excess and Obsolete Inventory—Since the value of inventory that will ultimately be realized cannot be known with exact certainty, the Company relies upon both past sales history and future sales forecasts to provide a basis for the determination of the reserve. Inventory is considered obsolete if the Company has withdrawn those products from the market or had no sales of the product for the past 12 months and has no sales forecasted for the next 12 months. Inventory is considered excess if the quantity on hand exceeds 12 months of remaining usage. The resulting obsolete and excess parts are then reviewed to determine if a substitute usage or a future need exists. Items without an identified current or future usage are reserved in an amount equal to 100% of the FIFO cost of such inventory. The Company's products are subject to changes in technologies that may make certain of its products or their components obsolete or less competitive, which may increase its historical provisions to the reserve.

Property and Equipment—Property and equipment purchases exceeding a thousand dollars are capitalized and recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets as follows:

Machinery and equipment	2 to 5 years
Furniture and fixtures	3 to 10 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the life of the asset or the remaining term of the lease, not to exceed 7 years.

Depreciation expense was $5,769, $5,394 and $4,842 in 2012, 2011 and 2010, respectively. Accelerated methods of depreciation are used for income tax purposes in contrast to book purposes, and as a result, appropriate provisions are made for the related deferred income taxes.

Goodwill and Intangibles—Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life identifiable intangible assets and goodwill are not amortized but are tested for impairment. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill or indefinite lived intangible assets is impaired. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

The Company first performs a qualitative assessment to determine whether it is necessary to perform the two-step goodwill impairment test. If the Company believes, as a result of its qualitative assessment, that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The Company elected to early adopt this accounting guidance at the beginning of its fourth quarter of 2011 on a prospective basis for goodwill impairment tests.

If necessary, after performing the qualitative assessment, the goodwill impairment test is applied using a two-step approach. In performing the first step, the Company calculates the fair values of the reporting units using discounted cash flows ("DCF") of each reporting unit. If the carrying amount of the reporting unit exceeds the fair value, the second step is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit as calculated in the first step, less the fair values of the net tangible and intangible assets of the reporting unit other than goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. Management has concluded there was no goodwill impairment in the years ended December 31, 2012, 2011 and 2010.

Other intangible assets principally include patents, existing product technology and customer relationships that arose in connection with the Company's acquisitions of iQvolution AG and Dimensional Photonics International. Other intangible assets are recorded at fair value at the date of acquisition and are amortized over their estimated useful lives of 3 to 20 years.

Product technology and patents are recorded at cost. Amortization is computed using the straight-line method over the lives of the patents.

Long-Lived Assets—Long-lived assets, other than goodwill and indefinite lived intangible assets, are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Management has concluded that there was no impairment of these assets for the years ended December 31, 2012, 2011 and 2010.

Research and Development—Research and development costs incurred in the discovery of new knowledge and the resulting translation of this new knowledge into plans and designs for new products, prior to the attainment of the related products' technological feasibility, are recorded as expenses in the period incurred.

Reserve for Warranties—The Company establishes a liability for the embedded twelve-month warranties included with its products by the creation of a warranty reserve, which is an estimate of the repair expenses likely to be incurred for the remaining period of the warranty measured in installation-months in each major product group. Warranty reserve is included in accrued liabilities in the accompanying consolidated balance sheets. The warranty expense is estimated by determining the total repair expenses for each product group in the period and determining a rate of repair expense per installation month and included in Cost of Sales-Service in the accompanying consolidated statements of operations. This repair rate is multiplied by the number of installation-months of warranty for each product group sold during the period to determine the provision for warranty expenses for the period. The Company evaluates its exposure to warranty costs at the end of each period using the estimated expense per installation month for each major product group, the number of units remaining under warranty, and the remaining number of months each unit will be under warranty. While such expenses have historically been within its expectations, the Company cannot guarantee this will continue in the future.

Income Taxes—The Company reviews its deferred tax assets on a regular basis to evaluate their recoverability based upon expected future reversals of deferred tax liabilities, projections of future taxable income, and tax planning strategies that the Company might employ to utilize such assets, including net operating loss carryforwards. Based on the positive and negative evidence for recoverability, the Company establishes a valuation allowance against the net deferred tax assets of a taxing jurisdiction in which the Company operates unless it is "more likely than not" that the Company will recover such assets through the above means. In the future, the Company's evaluation of the need for the valuation allowance will be significantly influenced by the Company's ability to achieve profitability and the Company's ability to predict and achieve future projections of taxable income over a two-year period.

The Company recognizes tax benefits related to uncertain tax positions only if it is more likely than not the tax position will be sustained upon examination by taxing authorities. For those positions where there is less than a 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. In the ordinary course of business, the Company and its subsidiaries are examined by various federal, state, and foreign tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes.

Fair Value of Financial Instruments—The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities. Due to their short-term nature, the carrying amounts of such financial instruments approximate their fair value.

Earnings Per Share—Basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the effect of all dilutive stock options and equity instruments. A reconciliation of the number of common shares used in calculation of basic and diluted EPS is presented in Note 15 - Earnings Per Share.

Concentration of Credit Risk—Financial instruments that expose the Company to concentrations of credit risk consist principally of short-term investments and operating demand deposit accounts. The Company's policy is to place its operating demand deposit accounts with high credit quality financial institutions.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income ("ASU 2011-05")*. ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the changes in shareholders' equity. The standard does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. The Company has elected to present the components of net income and other comprehensive income as two consecutive statements. ASU 2011-05 was effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-05 during the quarter ended March 31, 2012 and for subsequent periods only impacted presentation and did not have any effect on the Company's consolidated financial statements or on its financial condition.

In December 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 ("ASU 2011-12")*. ASU 2011-12 defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. As part of this update, the FASB did not defer the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income ("ASU 2012-03")*, which will be effective for reporting periods beginning after December 31, 2012. The specific requirements of ASU 2013-02 are not expected to have any impact on the Company's consolidated financial statements.

2. SUPPLEMENTAL CASH FLOW INFORMATION

Selected cash payments and non-cash activities were as follows:

	Years Ended December 31,		
	2012	2011	2010
Cash paid for interest	$ 28	$ 34	$ 32
Cash paid for income taxes	5,256	5,422	2,870

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Years ended December 31,		
	2012	2011	2010
Balance, beginning of year	$4,585	$ 4,700	$3,159
Provision	(23)	2,169	2,408
Amounts written off, net of recoveries	(782)	(2,284)	(867)
Balance, end of year	$3,780	$ 4,585	$4,700

4. SHORT-TERM INVESTMENTS

Short-term investments of $65.0 million at December 31, 2012 and 2011 are comprised of U.S. Treasury Bills that mature through June 13, 2013. The interest rate on the U.S. Treasury Bills is less than one percent. The investments are classified as held-to-maturity and recorded at cost. The fair value of the U.S. Treasury Bills at December 31, 2012 and 2011 approximated cost.

5. INVENTORIES

Inventories consist of the following:

	As of December 31, 2012	As of December 31, 2011
Raw materials	$28,146	$28,675
Finished goods	6,188	7,251
Sales demonstration inventory	18,729	16,794
Reserve for excess and obsolete	(4,169)	(2,786)
Inventory	$48,894	$49,934
Service inventory	$19,125	$17,316

6. GOODWILL

The Company's goodwill at December 31, 2012 and 2011 is related to its previous acquisitions of three businesses. The Company evaluates each reporting unit's fair value as compared to its carrying value on December 31 of each year or more frequently if events or changes in circumstances indicate that the carrying value may exceed the fair value. The Company first performs a qualitative assessment to determine whether it is necessary to perform the two-step goodwill impairment test. If Step 1 of the quantitative goodwill impairment test is performed, fair value of a reporting unit is measured using a discounted cash flow model incorporating discount rates commensurate with the risks involved for each reporting unit. The key assumptions used in the discounted cash flow model include discount rates, growth rates, cash flow projections and terminal value rates. These rates are susceptible to change and require significant management judgment. Impairments to goodwill are charged against earnings in the period the impairment is identified. The Company has three reporting units for which goodwill was tested on December 31, 2012: the Americas Region, the Europe/Africa Region, and the Asia Pacific Region, as shown in the table below. As of December 31, 2012 and 2011, the Company did not have any goodwill that was identified as impaired. The changes in goodwill of $0.2 million in 2012 and $0.4 million in 2011 are due to adjustments for changes in foreign exchange rates related to an acquisition made in 2005.

December 31, 2012	Beginning Balance	Additions	Foreign Currency Translation	Ending Balance
Americas Region	$ 6,994	$-	$ -	$ 6,994
Europe/Africa region	11,616	-	206	11,822
Asia Pacific Region	-	-	-	-
Total	$18,610	$-	$206	$18,816

December 31, 2011	Beginning Balance	Additions	Foreign Currency Translation	Ending Balance
Americas Region	$ 6,994	$-	$ -	$ 6,994
Europe/Africa region	12,021	-	(405)	11,616
Asia Pacific Region	-	-	-	-
Total	$19,015	$-	$(405)	$18,610

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,	
	2012	2011
Amortizable intangible assets:		
Product technology	$ 10,260	$ 10,009
Patents	8,500	7,287
Other	7,749	7,535
Total	26,509	24,831
Accumulated amortization	(19,461)	(17,982)
Intangible assets - net	$ 7,048	$ 6,849

Amortization expense was $1,207, $1,318 and $1,484 in 2012, 2011 and 2010, respectively. The estimated amortization expense for each of the years 2013 through 2017 and thereafter is as follows:

Years ending December 31,	Amount
2013	$1,069
2014	990
2015	938
2016	844
2017	687
Thereafter	2,520
	$7,048

8. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	As of December 31,	
	2012	2011
Accrued compensation and benefits	$ 9,364	$10,665
Accrued warranties	2,359	2,365
Professional and legal fees	1,472	966
Other accrued liabilities	5,021	4,080
	$18,216	$18,076

Activity related to accrued warranties was as follows:

	Years ended December 31,		
	2012	2011	2010
Beginning Balance	$ 2,365	$ 1,857	$ 1,253
Provision for warranty expense	3,071	2,953	2,589
Warranty expired	(3,077)	(2,445)	(1,985)
Ending Balance	$ 2,359	$ 2,365	$ 1,857

9. LINE OF CREDIT

On July 11, 2006, the Company entered into a loan agreement providing for an available line of credit of $30.0 million, which was most recently amended on March 15, 2012. Loans under the Amended and Restated Loan Agreement, as amended, bear interest at the rate of LIBOR plus a fixed percentage between 1.50% and 2.00% and require the Company to maintain a minimum cash balance and tangible net worth measured at the end of each of the Company's fiscal quarters. As of December 31, 2012, the Company was in compliance with all of the covenants under the Amended and Restated Loan Agreement, as amended. The term of the Amended and Restated Loan Agreement, as amended, expires on March 31, 2015. The Company has not drawn on this line of credit in 2012 and 2011.

10. CAPITAL LEASES

Assets under capital leases were $230 and $401 at December 31, 2012 and 2011, respectively. Accumulated depreciation on assets under capital leases was $195 and $294 at December 31, 2012 and 2011, respectively.

11. OTHER EXPENSE, NET

Other expense, net consists of the following:

	Years ended December 31,		
	2012	2011	2010
Foreign exchange transaction losses, net	$642	$1,049	$2,814
Other	102	168	(31)
Total other expense, net	$744	$1,217	$2,783

12. INCOME TAXES

As of December 31, 2012 and 2011, the Company's gross unrecognized tax benefits totaled $0.3 million, which includes approximately $0.03 million of interest and penalties. The Company estimates that the unrecognized tax benefits will not change significantly within the next year.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31,		
	2012	2011	2010
Balance at January 1,	$265	$265	$ 645
Additions based on tax positions related to the current year	-	-	-
Additions for tax positions of prior years		-	-
Reductions for tax positions of prior years	-	-	(380)
Settlements	-	-	-
Balance at December 31,	$265	$265	$ 265

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The table below summarizes the open tax years and ongoing tax examinations in major jurisdictions as of December 31, 2012:

Jurisdiction	**Open Years**	**Examination in Process**
United States - Federal Income Tax	2005, 2008 - 2012	2009
United States - various states	2007 - 2012	N/A
Germany	2008 - 2012	N/A
Switzerland	2012	N/A
Singapore	2007 - 2012	N/A

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $0.3 million. FARO does not currently anticipate that the total amount of unrecognized tax benefits will result in material changes to its financial position. The Company is subject to income taxes at the federal, state and foreign country level. The Company's tax returns are subject to examination at the U.S. federal level from 2005 forward and at the state level subject to a three to five year statute of limitations.

The United States Internal Revenue Service ("IRS") commenced an examination of the Company's 2009 income tax returns in June 2011 that is currently in process. The Company believes that it has provided appropriately for any uncertain tax positions that may arise.

The effective income tax rate for 2012, 2011, and 2010 includes a reduction in the statutory corporate tax rates for the Company's operations in Switzerland. The favorable tax rate ruling requires the Company to maintain a certain level of manufacturing operations in Switzerland. The aggregate dollar effect of this favorable tax rate was approximately $0.9 million, or $0.05 per share, in the year ended December 31, 2012, $0.9 million, or $0.05 per share, in the year ended December 31, 2011, and $0.2 million, or $0.01 per share, in the year ended December 31, 2010.

In 2005, the Company opened a regional headquarters and began to manufacture its products in Singapore. In the third quarter of 2006, the Company received confirmation of a tax holiday for its operations from the Singapore Economic Development Board for a period of four years commencing January 1, 2006 and an additional six-year extension at a favorable tax rate subject to certain terms and conditions including employment, spending, and capital investment. The aggregate dollar effect of this favorable tax rate was approximately $0.3 million, or $0.02 per share, during the year ended December 31, 2012, $0.3 million, or $0.02 per share, in the year ended December 31, 2011 and $0.7 million, or $0.04 per share, during the year ended December 31, 2010.

At December 31, 2012 and 2011, the Company's domestic entities had deferred income tax assets in the amount of $4,264 and $4,957, respectively.

At December 31, 2012 and 2011, the Company's foreign subsidiaries had deferred income tax assets relating to net operating loss carry forwards, some of which expire in 5 to 15 years and others which can be carried forward indefinitely, of $14,826 and $14,939, respectively. For financial reporting purposes, a valuation allowance of $11,763 and $11,760, respectively, has been recognized to offset the deferred tax assets relating to net operating losses. The Company maintains a valuation allowance on net operating losses in jurisdictions for which it does not have a history of earnings over the last three years and where the Company believes that the deferred tax assets are not more-likely-than-not to be realized based upon two-year projections of taxable income. The Company released a valuation allowance of approximately $1.2 million in the year ended December 31, 2010 related to net operating losses of a subsidiary in Germany as a result of being included in a group consolidated tax filing with net taxable earnings.

The Company has not recognized any U.S. tax expense on undistributed international earnings, as it intends to reinvest the earnings outside the U.S. for the foreseeable future. The Company's net undistributed international earnings were approximately $67.1 million and $50.8 million at December 31, 2012 and 2011, respectively.

Significant judgment is required in determining the Company's worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. The Company reviews its tax contingencies on a regular basis and makes appropriate accruals as necessary.

Income before income taxes consists of the following:

	Years ended December 31,		
	2012	2011	2010
Domestic	$ 8,310	$14,268	$ 4,921
Foreign	$22,632	17,437	9,294
Income before income taxes	$30,942	$31,705	$14,215

The components of the income tax expense are as follows:

	Years ended December 31,		
	2012	2011	2010
Current:			
Federal	$ 4,418	$4,356	$1,008
State	429	423	98
Foreign	5,537	4,195	2,633
	10,384	8,974	3,739
Deferred:			
Federal	(1,871)	(400)	150
State	(183)	(40)	15
Foreign	(386)	(206)	(757)
	(2,440)	(646)	(592)
	$ 7,944	$8,328	$3,147

Income tax expense for the years ended December 31, 2012, 2011, and 2010 differs from the amount computed by applying the federal statutory corporate rate to income before income taxes. The differences are reconciled as follows:

	Years ended December 31,		
	2012	2011	2010
Tax expense (benefit) at statutory rate of 35%	$10,830	$11,097	$ 4,975
State income taxes, net of federal benefit	274	471	162
Foreign tax rate difference	(2,858)	(2,910)	(1,866)
Research and development credit	-	(418)	(518)
Change in valuation allowance	3	612	545
Equity based compensation	(225)	(91)	479
Tax expense related to uncertain tax positions	-	-	(380)
Manufacturing credit	(139)	(474)	(167)
Other, net	59	41	(83)
Total income tax expense	$ 7,944	$ 8,328	$ 3,147

The components of the Company's net deferred income tax asset are as follows:

	December 31,	
	2012	2011
Net deferred income tax asset - Current		
Intercompany profit in inventory	$ 2,252	$ 1,483
Warranty costs	290	291
Bad debt reserve	139	120
Inventory reserve	1,059	727
Unearned service revenue	2,741	1,997
Other, net	735	679
Net deferred income tax asset - Current	$ 7,216	$ 5,297
Net deferred income tax asset - Non-current		
Depreciation	$ (1,871)	$ (779)
Goodwill amortization	(1,675)	(1,508)
Product design costs	(190)	(87)
Employee stock options	1,548	426
Unearned service revenue	1,522	1,065
Loss carryforwards	14,825	14,939
Deferred income tax asset - Non-current	14,159	14,056
Valuation Allowance	(11,763)	(11,760)
Net deferred income tax asset - Non-current	$ 2,396	$ 2,296
Net deferred income tax liability - Non-current		
Intangible assets	$ (1,149)	$ (1,148)

13. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases buildings and equipment under operating leases through 2019. The following is a schedule of future minimum lease payments required under non-cancelable operating leases with initial terms in excess of one year, in effect at December 31, 2012:

Years ending December 31,	**Amount**
2013	$ 6,228
2014	4,924
2015	3,441
2016	2,913
2017	2,818
Thereafter	6,677
Total future minimum lease payments	$27,001

Rent expense for 2012, 2011 and 2010 was $4,917, $5,176 and $4,044, respectively.

Patent Matters — On July 11, 2008, Metris USA, Inc. and its affiliates, Metris N.V., Metris IPR N.V. and 3-D Scanners Ltd., filed a complaint against the Company for patent infringement in the U.S.

District Court for the District of Massachusetts (the "Massachusetts Court") concerning U.S. Patent Nos. 6,611,617 and 7,313,264 (hereinafter, the "patents-in-suit"). Following an acquisition by Nikon Corporation in late 2009, Metris USA, Inc. subsequently changed its name to Nikon Metrology, Inc., Metris N.V. changed its name to Nikon Metrology NV, and Metris IPR N.V. was dissolved and merged into Nikon Metrology NV. We refer to each of Nikon Metrology, Inc., Nikon Metrology NV, and 3-D Scanners Ltd. as "Plaintiffs" or "Nikon".

The Company responded to the complaint with counterclaims alleging that the patents-in-suit, which are generally directed to laser scanning devices, are invalid, non-infringed, and unenforceable due to fraud during prosecution of the patents in the U.S. Patent and Trademark Office. On August 31, 2009, the Massachusetts Court granted the Company's motion to add counterclaims and defenses for violation of federal and state antitrust and unfair competition laws based on the alleged knowing assertion of invalid and fraudulent patents. The Company also filed an amended counterclaim to add the Plaintiff's parent company, Nikon Corporation, as a counterclaim defendant.

On July 14, 2010, the Company filed a motion for summary judgment of non-infringement of both patents-in-suit. On August 31, 2010, Nikon filed a motion for summary judgment against the Company's counterclaims for antitrust violations and unfair trade practices.

On September 19, 2011, the Massachusetts Court ruled that the Company did not infringe U.S. Patent No. 6,611,617. The Massachusetts Court also granted Nikon's motion for summary judgment on the Company's counterclaims for anti-trust violations and unfair trade practices. The Massachusetts Court denied the Company's motion for summary judgment of non-infringement of U.S. Patent No. 7,313,264. The effect of the ruling was to reduce or eliminate the Company's exposure with respect to claims associated with U.S. Patent No. 6,611,617, while the patent dispute with respect to U.S. Patent No. 7,313,264 continued.

On August 10, 2012, following a two-week jury trial on the remaining claims related to U.S. Patent No. 7,313,264, the jury determined the asserted patent claims were invalid, and on August 13, 2012, the Massachusetts Court entered judgment for the Company. The Massachusetts Court sustained this verdict on January 23, 2013, and a hearing on the Company's motion for attorneys' fees occurred on February 4, 2013. The Company is awaiting the results of that hearing.

Other than the litigation mentioned above, the Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company's business, financial condition or results of operations.

14. STOCK COMPENSATION PLANS

The Company has four stock option plans that provide for the granting of stock options and other share-based awards to key employees and non-employee members of the Board of Directors. The 1997 Employee Stock Option Plan ("1997 Plan") provides for granting incentive stock options and nonqualified stock options to officers and key employees of the Company. The 1997 Non-employee Director Stock Option Plan provides for granting nonqualified stock options and formula options to non-employee directors. The 2004 Equity Incentive Plan ("2004 Plan") and the 2009 Equity Incentive Plan ("2009 Plan") provide for granting options, restricted stock, restricted stock units or stock appreciation rights to employees and non-employee directors.

The Company was authorized to grant awards for up to 1,400,000 shares of common stock under the 1997 Plan, of which no options are outstanding. The Company was also authorized to grant awards for up to 250,000 shares of common stock under the 1997 Non-employee Stock Option Director Plan, of which 3,000 options are currently outstanding at an exercise price of $21.56. The Company was also authorized to grant awards for up to 1,750,000 shares of common stock under the 2004 Plan, of which 230,019 options are currently outstanding at exercise prices between $13.04 and $31.06, and 944 restricted stock units are outstanding at a stock price of $24.30. These options and restricted stock units have a 10-year term (7 years on grants beginning in 2010) and vest over a 3-year period. The Company will not make any further grants under the 1997 Plan, the 1997 Non-employee Stock Option Director Plan or the 2004 Plan. The Company is authorized to grant awards for up to 1,781,546 shares of common stock under the 2009 Plan, as well as any shares underlying awards outstanding under the 2004 Plan as of the effective date of the 2009 Plan that thereafter terminate or expire unexercised or are canceled, forfeited or lapse for any reason. There are 598,485 options currently outstanding under the 2009 Plan at exercise prices between $17.04 and $57.01. Prior to 2009, upon election to the Board, each non-employee director was granted 3,400 restricted shares of common stock that vested ratably over three years. On the day following the Annual Meeting of Shareholders, each non-employee director, other than a non-employee director who received the initial equity grant in that same year, was granted 2,200 restricted shares of common stock that vested ratably over three years.

Beginning in 2009, upon election to the Board, each non-employee director receives an initial equity grant of shares of restricted common stock with a value equal to $100,000, calculated using the closing share price on the date of the non-employee director's election to the Board. The initial restricted stock grant vests on the third anniversary of the grant date, subject to the non-employee director's continued membership on the board. Annually on the first business day following the annual meeting of shareholders, each non-employee director is granted restricted shares of common stock with a value equal to $70,000, calculated as of the closing share price on that day. The shares of restricted stock vest on the day prior to the following year's annual meeting date, subject to a director's continued membership on the Board. The Company records compensation cost associated with its restricted stock unit grants on a straight-line basis over the vesting term.

Compensation costs charged to operations associated with the Company's stock incentive plans were $4,080, $2,756, and $2,416 in 2012, 2011, and 2010, respectively. The changes in stock option associated compensation cost were due to the vesting of options and the accrual of expenses relating to the issuance of restricted stock.

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made using the following assumptions:

	For the Years Ended December 31		
	2012	2011	2010
Risk-free interest rate	0.50% - 0.66%	0.66% and 1.83%	1.85% and 2.14%
Expected dividend yield	0%	0%	0%
Expected option life	4 years	4 years	4 years
Expected volatility	50.4% - 50.7%	47.9% - 48.7%	43.5% and 46.5%
Weighted-average expected volatility . . .	50.7%	48.7%	46.5%

Historical information was the primary basis for the selection of the expected dividend yield, expected volatility and the expected lives of the options. The risk-free interest rate was based on yields of U.S. zero coupon issues and U.S. Treasury issues, with a term equal to the expected life of the option being valued.

A summary of stock option activity and weighted average exercise prices follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value as of December 31, 2012
Outstanding at January 1, 2012	865,445	$26.72		
Granted	249,866	56.27		
Forfeited	(25,377)	32.98		
Exercised	(258,430)	23.83		
Outstanding at December 31, 2012	831,504	$36.31	4.6	$4,671
Options exercisable at December 31, 2012	361,964	$24.85	3.3	$3,940

The weighted-average grant-date fair value of the stock options granted during the years ended December 31, 2012, 2011 and 2010 was $22.28, $14.15 and $9.30, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $7.1 million, $10.4 million and $0.7 million, respectively. The total fair value of stock options using the Black-Scholes option pricing model vested during the years ended December 31, 2012, 2011 and 2010 was $1.7 million, $1.6 million and $1.7 million, respectively.

The following table summarizes the restricted stock activity and weighted average grant-date fair values for the year ended December 31, 2012:

	Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2012	43,527	$32.31
Granted	12,719	49.98
Forfeited	(1,619)	27.39
Vested	(23,391)	30.28
Non-vested at December 31, 2012	31,236	$45.80

As of December 31, 2012, there was $6.5 million in total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements. The expense is expected to be recognized over a weighted average period of 1.9 years.

15. EARNINGS PER SHARE

A reconciliation of the number of common shares used in the calculation of basic and diluted earnings per share (EPS) is presented below:

	Years Ended					
	December 31, 2012		December 31, 2011		December 31, 2010	
	Shares	Per-Share Amount	Shares	Per-Share Amount	Shares	Per-Share Amount
Basic EPS	16,910,830	$ 1.36	16,503,773	$ 1.42	16,153,831	$ 0.69
Effect of dilutive securities	218,298	(0.02)	364,698	(0.03)	211,995	(0.01)
Diluted EPS	17,129,128	$ 1.34	16,868,471	$ 1.39	16,365,826	$ 0.68

The effect of 238,266, 0, and 605,506 potentially dilutive securities were not included for 2012, 2011 and 2010 respectively, as they were antidilutive.

16. EMPLOYEE RETIREMENT BENEFIT PLAN

The Company maintains a 401(k) defined contribution retirement plan for its eligible U.S. employees. The Company terminated matching contributions on April 18, 2009 and reinstated them on March 1, 2011. Costs charged to operations in connection with the 401(k) plan during 2012 and 2011 aggregated $876 and $640, respectively.

17. SEGMENT REPORTING

The Company has three reportable segments based upon geographic regions: Americas, Europe/ Africa and Asia Pacific. The Company includes costs related to Corporate in its Americas region. The Company does not incur R&D expenses in its Asia region.

The Company develops, manufactures, markets, supports and sells CAD-based quality assurance products integrated with CAD-based inspection and statistical process control software in each of these regions. These activities represent approximately 99% of consolidated sales. The Company evaluates performance and allocates resources based upon profitable growth and assets deployed.

The following table presents information about the Company's reportable segments:

	As of and for the Years Ended December 31,		
	2012	2011	2010
Americas Region			
Net sales to external customers	$108,616	$ 97,484	$ 72,383
Depreciation and amortization	4,294	4,008	3,753
Operating income	2,949	8,864	185
Long-lived assets	21,775	23,024	22,182
Capital expenditures	1,435	3,371	1,864
Total assets	179,594	167,579	140,667
Europe/Africa Region			
Net sales to external customers	$100,111	$ 99,568	$ 74,724
Depreciation and amortization	1,658	1,807	1,610
Operating income	10,703	6,909	6,362
Long-lived assets	16,871	16,592	17,212
Capital expenditures	1,672	1,748	2,236
Total assets	110,152	92,231	83,691
Asia Pacific Region			
Net sales to external customers	$ 64,668	$ 57,112	$ 44,668
Depreciation and amortization	1,024	897	963
Operating income	17,902	17,085	10,380
Long-lived assets	2,562	2,076	2,065
Capital expenditures	1,565	869	653
Total assets	61,061	52,981	41,661
Totals			
Net sales to external customers	$273,395	$254,164	$191,775
Depreciation and amortization	6,976	6,712	6,326
Operating income	31,554	32,858	16,927
Long-lived assets	41,208	41,692	41,459
Capital expenditures	4,672	5,988	4,753
Total assets	350,807	312,791	266,019

The geographical sales information presented above represents sales to customers located in each respective region, whereas the long-lived assets information represents assets held in the respective regions. There were no customers that individually accounted for 10% or more of total consolidated revenue.

Net sales to external customers is based upon the geographic location of the customer.

	For the Years Ended December 31,		
Net sales to external customers	2012	2011	2010
United States	$ 97,912	$ 91,452	$ 70,123
Americas-Other	10,704	6,032	2,260
Germany	42,413	45,658	36,975
Europe-Other	57,698	53,910	37,749
Asia	64,668	57,112	44,668
	$273,395	$254,164	$191,775

Long lived assets consist primarily of property, plant, and equipment and goodwill, and are attributed to the geographic area in which they are located or originated.

Long-Lived Assets	As of December 31, 2012	2011	2010
United States	$20,824	$22,041	$21,442
Americas-Other	951	983	740
Germany	16,630	16,180	16,574
Europe-Other	241	412	638
Asia	2,562	2,076	2,065
	$41,208	$41,692	$41,459

18. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarter ended	March 31, 2012	June 30, 2012	September 29, 2012	December 31, 2012
Sales	$65,229	$66,762	$60,734	$80,670
Gross profit	37,186	37,060	32,304	43,069
Net income	6,750	4,734	3,673	7,841
Net income per share:				
Basic	$ 0.40	$ 0.28	$ 0.22	$ 0.46
Diluted	$ 0.39	$ 0.28	$ 0.21	$ 0.46

Quarter ended	April 2, 2011	July 2, 2011	October 1, 2011	December 31, 2011
Sales	$52,566	$59,711	$64,807	$77,080
Gross profit	30,272	33,516	36,389	43,512
Net income	3,243	4,233	6,429	9,472
Net income per share:				
Basic	$ 0.20	$ 0.26	$ 0.39	$ 0.57
Diluted	$ 0.20	$ 0.25	$ 0.38	$ 0.56

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, the Company's management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures, as defined by Rule 13a-15(e) under the Exchange Act, were effective as of December 31, 2012.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is the process designed under the Chief Executive Officer's and the Chief Financial Officer's supervision, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, as required by Exchange Act Rule 13a-1(c). In making this assessment, the Company used the criteria set forth in the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, an effective control system, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Grant Thornton LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements and internal control over financial reporting, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2012, which appears below.

FARO Technologies, Inc.

Lake Mary, Florida

February 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
FARO Technologies, Inc. and Subsidiaries

We have audited the internal control over financial reporting of FARO Technologies, Inc. (a Florida Corporation) and subsidiaries as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FARO Technologies, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on FARO Technologies, Inc. and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FARO Technologies, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FARO Technologies, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 27, 2013 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Orlando, Florida
February 27, 2013

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

The information required by this Item with respect to directors and executive officers is incorporated herein by reference from the information under the captions "Election of Directors" and "Executive Officers" contained in the Company's definitive proxy statement for its 2013 Annual Meeting of Shareholders, which the Company refers to as the Proxy Statement.

The information required by this Item regarding compliance with Section 16(a) of the Exchange Act appears under the heading "Other Matters-Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

The information required by this Item with respect to corporate governance and the Company's Code of Conduct is incorporated herein by reference from the information contained in the Proxy Statement under the heading "Corporate Governance and Board Matters".

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item regarding executive compensation is incorporated herein by reference from the information contained in the Proxy Statement under the captions "Executive Compensation" and "Director Compensation".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item regarding security ownership of certain beneficial owners and management and related stockholder matters is incorporated herein by reference from the information contained in the Proxy Statement under the captions "Security Ownership of Beneficial Owners and Management" and "Equity Compensation Plan Information".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by this Item about certain relationships and related transactions appears under the heading "Certain Relationships and Related Transactions" in the Proxy Statement and is incorporated herein by reference.

The information required by this Item regarding director independence is incorporated herein by reference from the information contained in the Proxy Statement under the heading "Corporate Governance and Board Matters".

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item about principal accountant fees and services as well as related pre-approval policies appears under the heading "Independent Public Accountants" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Documents Filed as Part of this Report. The following documents are filed as part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements. Included in Part II, Item 8 are the consolidated financial statements, the notes thereto and the report of the Independent Registered Public Accounting Firm.

(2) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARO TECHNOLOGIES, INC.

Date: February 27, 2013 By:/s/ Keith S. Bair

Keith S. Bair, Senior Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints JAY W. FREELAND his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Simon Raab Simon Raab	Chairman of the Board and Director	February 27, 2013
/s/ Jay W. Freeland Jay W. Freeland	President and Chief Executive Officer (Principal Executive Officer) and Director	February 27, 2013
/s/ Keith S. Bair Keith S. Bair	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 27, 2013
/s/ John Caldwell John Caldwell	Director	February 27, 2013
/s/ Lynn Brubaker Lynn Brubaker	Director	February 27, 2013
/s/ Stephen R. Cole Stephen R. Cole	Director	February 27, 2013
/s/ Marvin Sambur Marvin Sambur	Director	February 27, 2013
/s/ John Donofrio John Donofrio	Director	February 27, 2013

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EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation, as amended (Filed as Exhibit 3.1 to Registrant's Registration Statement on Form S-1, No. 333-32983, and incorporated herein by reference)
3.2	Amended and Restated Bylaws (Filed as Exhibit 3.1 to Registrant's Current Report on Form 8-K, dated February 3, 2010, and incorporated herein by reference)
4.1	Specimen Stock Certificate (Filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-1, No. 333-32983, and incorporated herein by reference)
10.1	1993 Stock Option Plan, as amended (Filed as Exhibit 10.1 to Registrant's Registration Statement on Form S-1, No. 333-32983, and incorporated herein by reference)*
10.2	1997 Amended and Restated Employee Stock Option Plan (Filed as Exhibit 4.2 to Registrant's Registration Statement on Form S-8, No. 333-125021, and incorporated herein by reference)*
10.3	Amended and Restated 2004 Equity Incentive Plan (Filed as Exhibit 10.1 to Registrant's Form 8-K dated November 20, 2008, and incorporated herein by reference)*
10.4	Amendment to Amended and Restated 2004 Equity Incentive Plan (Filed as Exhibit 10.3 to Registrant's Form 8-K, dated April 8, 2009, and incorporated herein by reference)*
10.5	1997 Non-Employee Director Stock Option Plan (Filed as Exhibit 10.3 to Registrant's Registration Statement on Form S-1, No. 333-32983, and incorporated herein by reference)*
10.6	2009 Equity Incentive Plan (Filed as Appendix A to Registrant's Definitive Proxy Statement on Schedule 14A dated April 13, 2009, and incorporated herein by reference)*
10.7	First Amendment to the 2009 Equity Incentive Plan (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated April 13, 2011, and incorporated herein by reference)*
10.8	Summary of Director Compensation Program (Filed as Exhibit 10.8 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference)*
10.9	Form of Patent and Confidentiality Agreement between the Company and each of its employees (Filed as Exhibit 10.10 to Registrant's Registration Statement on Form S-1, No. 333-32983, and incorporated herein by reference)
10.10	Form of Restricted Stock Grant Agreement under the 2004 Equity Incentive Plan (Filed as Exhibit 10.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference)*
10.11	Form of Restricted Stock Unit Grant Agreement under the 2004 Equity Incentive Plan (Filed as Exhibit 10.8 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated herein by reference)*
10.12	Form of Stock Option Grant Agreement under the 2004 Equity Incentive Plan (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 29, 2008 and incorporated herein by reference)*
10.13	Amended and Restated Loan Agreement, dated as of July 11, 2006, between the Company and SunTrust Bank (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated July 11, 2006 and incorporated herein by reference)

10.14	First Amendment to Amended and Restated Loan Agreement, dated November 21, 2008, between FARO Technologies, Inc. and SunTrust Bank (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated November 21, 2008, and incorporated herein by reference)
10.15	Second Amendment to Amended and Restated Loan Agreement, dated April 22, 2009, between FARO Technologies, Inc. and SunTrust Bank (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated April 24, 2009, and incorporated herein by reference)
10.16	Third Amendment to Amended and Restated Loan Agreement, dated June 18, 2009, between FARO Technologies, Inc. and SunTrust Bank (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated June 22, 2009, and incorporated herein by reference)
10.17	Fourth Amendment to Amended and Restated Loan Agreement, dated March 15, 2012, between FARO Technologies, Inc, and SunTrust Bank (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated March 19, 2012 and incorporated herein by reference)
10.18	Amended and Restated Employment Agreement, dated December 14, 2010, by and between the Company and Jay Freeland (Filed as Exhibit 10.17 to the Registrant's Annual Report on Form 10-K, for the year ended December 31, 2010 and incorporated herein by reference)*
10.19	Amended and Restated Employment Agreement, dated December 14, 2010 by and between the Company and Keith Bair (Filed as Exhibit 10.18 to the Registrant's Annual Report on Form 10-K, for the year ended December 31, 2010 and incorporated herein by reference)*
10.20	Managing Director's Service Agreement, dated October 11, 2012, between FARO Europe GmbH & Co. KG and Ralf Drews (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated October 11, 2012 and incorporated herein by reference)*
10.21	Termination Agreement, dated June 18, 2012, by and among Siggi Buss and FARO Europe GmbH & Co. KG, FARO Verwaltungs GmbH, and FARO Deutschland Holding GmbH (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and incorporated herein by reference)*
10.22	Termination Agreement, dated June 18, 2012, by and between Siggi Buss and FARO Swiss Holdings GmbH (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and incorporated herein by reference)*
10.23	FARO Technologies, Inc. Change in Control Severance Policy (Filed as Exhibit 10.3 to Registrant's Current Report on Form 8-K, dated November 7, 2008, and incorporated herein by reference) *
10.24	Amendment to FARO Technologies, Inc. Change in Control Severance Policy, dated April 9, 2010 (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, dated April 15, 2010, and incorporated herein by reference)*
10.25	Amendment to FARO Technologies, Inc. Change in Control Severance Policy, dated December 14, 2010 (Filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K, for the year ended December 31, 2010 and incorporated herein by reference)*
10.26	Lease Agreement dated July 8, 2008, by and between the Company and James W. Hickman Revocable Trust (Filed as Exhibit 10.16 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 and incorporated herein by reference)

10.27	Lease Agreement dated September 15, 2008, by and between the Company and NB MS NEBC LLC (Filed as Exhibit 10.17 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 27, 2008 and incorporated herein by reference)
10.28	Sublease Agreement dated September 30, 2007 between the Company and Priority HealthCare Corporation (Filed as Exhibit 10.14 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)
10.29	Lease Agreement dated September 26, 2007, by and between the Company and Sun Life Assurance Company of Canada (Filed as Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference)
10.30	Amended and Restated Lease Agreement, dated October 1, 2009, by and between the Company and Emma Investments, LLC (Filed as Exhibit 10.26 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference)
10.31	First Amendment to Lease Agreement, dated October 1, 2009, by and between the Company and Sun Life Assurance Company of Canada (Filed as Exhibit 10.27 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
10.32	Joint Marketing and Sales Agreement, dated September 14, 2010, by and between the Company and Carl Zeiss IMT Corporation (Filed as Exhibit 99.2 to Registrant's Current Report on Form 8-K, dated September 15, 2010, and incorporated herein by reference)
21.1	List of Subsidiaries
23.1	Consent of Grant Thornton LLP
24.1	Power of Attorney relating to subsequent amendments (included on the signature page(s) of this report).
31-A	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31-B	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32-A	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32-B	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Properties
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Label Linkbase Document
101.PRE	XBRL Presentation Linkbase Document
*	Indicates management contracts and compensatory plans and arrangements

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EXHIBIT 21.1

FARO TECHNOLOGIES, INC. LIST OF SUBSIDIARIES

Antares LDA	Antares, Portugal
Cam2 SRL	Rivoli, Italy
FARO Benelux BV	Eindhoven, Netherlands
FARO Business Technologies India Pvt. Ltd.	New Delhi, India
FARO Cayman LP	Georgetown, Cayman Islands
FARO Cayman Ltd	Grand Cayman, Cayman Islands
FARO Delaware, Inc.	Wilmington, Delaware, USA
FARO Deutschland Holding GmbH	Korntal-Münchingen, Germany
FARO Europe KG	Korntal-Münchingen, Germany
FARO FHN Netherlands BV	Amsterdam, Netherlands
FARO Japan Inc.	Aichi, Japan
FARO Scanning AG	Korntal-Münchingen, Germany
FARO Scanner Production GmbH	Korntal-Münchingen, Germany
FARO Shanghai Co, Ltd	Shanghai, China
FARO Singapore PTE Ltd	Singapore, Singapore
FARO Spain SL	Barcelona, Spain
FARO Swiss Holding GmbH	Beringen, Switzerland
FARO Swiss Manufacturing GmbH	Beringen, Switzerland
FAO Tech Polska	Poznan, Poland
FARO Verwaltungs GmbH	Korntal-Münchingen, Germany
FARO Technologies (Thailand) Ltd.	Bangkok, Thailand
Faro Laser Trackers, LLC	Kennett Square, PA USA
3D Measurement Technologies, S de RL de CV	Col. Chapultec Morales Cd. De Mexico, Mexico
FARO France	Röthenbach/Allgäu, France
FARO UK	Coventry, United Kingdom
FARO Australia	Sydney, Australia

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 27, 2013, with respect to the consolidated financial statements, and internal control over financial reporting included in the Annual Report of FARO Technologies, Inc. and subsidiaries on Form 10-K for the year ended December 31, 2012. We hereby consent to the incorporation by reference of said reports in the Registration Statements of FARO Technologies, Inc. and subsidiaries on Form S-3 (File No. 333-185654, effective January 7, 2013) and on Forms S-8 (File No. 333-160660, effective July, 17, 2009, File No. 333-125021, effective May, 18, 2005, File No. 333-41115, effective November 26, 1997, File No. 333-41125, effective November 26, 1997, File No. 333-41131, effective November 26, 1997 and File No. 333-41135, effective, November 26, 1997).

/S/ GRANT THORNTON LLP

Orlando, Florida
February 27, 2013

EXHIBIT 31-A

FARO Technologies, Inc.
Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jay W. Freeland, certify that:

1. I have reviewed this Annual Report on Form 10-K of FARO Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

/S/ Jay W. Freeland
Name: Jay W. Freeland
Title: President and Chief Executive Officer-
Director (Principal Executive Officer)

EXHIBIT 31-B

FARO Technologies, Inc.
Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Keith S. Bair, certify that:

1. I have reviewed this Annual Report on Form 10-K of FARO Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

/S/ Keith S. Bair
Name: Keith S. Bair
Title: Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 32-A

FARO Technologies, Inc.
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned President and Chief Executive Officer and Director of FARO Technologies, Inc., (the Company), hereby certify, based on my knowledge, that the Annual Report on Form 10-K for the year ended December 31, 2012 (the Report) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ Jay W. Freeland

Jay W. Freeland
February 27, 2013

EXHIBIT 32-B

FARO Technologies, Inc.
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Senior Vice President and Chief Financial Officer of FARO Technologies, Inc., (the Company), and the principal financial officer and principal accounting officer of the Company for the period covered by the Report, hereby certify, based on my knowledge, that the Annual Report on Form 10-K for the year ended December 31, 2012 (the Report) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ Keith S. Bair

Keith S. Bair
February 27, 2013

EXHIBIT 99.1

FARO TECHNOLOGIES INC. PROPERTIES

No.	Location	Sq. Ft.	Owned/Leased	Purposes
1	125 Technology Park, Lake Mary, Florida	35,000	Leased	Manufacturing, research and development, service
2	250 Technology Park, Lake Mary	46,000	Leased	Headquarters, sales, marketing, administration
3	222 Gale Lane, Kennett Square, Pennsylvania	36,800	Leased	Manufacturing, research and development, service
4	Lingwiesenstrasse 11/2 70825 Korntal-Muenchingen BW, Germany	99,200	Leased	European headquarters, manufacturing, sales, research and development, service
5	Wiesengasse 20 CH-8222 Beringen Switzerland	15,930	Leased	Manufacturing
6	716 Kumada Nagakute-cho, Nagoya, Aichi 465-0015, Japan	17,200	Leased	Sales, service
7	188 Pingfu Road, Shanghai, China	25,500	Leased	Sales, service
8	No. 3 Changi South St 2 #01-01 Xilin Districentre Building B, Singapore	22,000	Leased	Asia headquarters, manufacturing, sales, service

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Corporate INFORMATION


FARO

DIRECTORS

Lynn Brubaker
Retired, Vice President
and General Manager,
Commerical Aerospace
for Honeywell International;
Director since 2009

John E. Caldwell
Retired, President & CEO,
SMTC Corporation;
Director since 2002

Stephen R. Cole
President,
Duff and Phelps Canada Limited;
Director since 2000

John Donofrio
Former Executive Vice President,
General Counsel and Secretary,
The Shaw Group, Inc.;
Director since 2008

Jay W. Freeland
President & Chief Executive Officer;
Director since 2006

Simon Raab
Chairman of the Board;
Retired, Chief Executive Officer;
Co-founder; Director since 1982

Marvin R. Sambur
President and Chief Executive Officer,
Burdeshaw Associates, Ltd;
Former Assistant Secretary
of the Air Force;
Former President and
Chief Executive Officer,
ITT Defense;
Director since 2007

EXECUTIVE OFFICERS

Jay W. Freeland
President &
Chief Executive Officer

Keith S. Bair
Senior Vice President &
Chief Financial Officer

Joseph Arezone
Senior Vice President & Managing
Director, Asia Pacific Region

AUDITORS

Grant Thornton LLP
Orlando, Florida

ANNUAL SHAREHOLDERS' MEETING

May 23, 2013 • 10 am
At FARO Headquarters
250 Technology Park
Lake Mary, FL 32746






FARO

FARO

FARO TECHNOLOGIES, INC.
250 Technology Park • Lake Mary, FL 32746
800.736.0234 • Fax: 407.333.4181